**Editora Saraiva**

03 FEB 25 AM 7:21

January , 2003

03007536

82-5046

SUPPL

Securities and Exchang
Office of International C
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Saraiva S.A. Livreiros Editores (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since December 29, 1999 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3613 3302.

Sincerely,

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

João Luis Ramos Hopp
Chief Financial Officer

Enclosures

dlw 3/18

Editora Saraiva

List of Information which the Company has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock *Exchange (Bolsa de Valores de São Paulo)* and which was made public thereby or (c) distributed to its security holders, in each case since July, 2002.

| | **Schedule 1** |
|---|---|
| 1 | MINUTES FROM THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 26, 2002. (English translation attached hereto as Exhibit 01) |
| 2 | ITR – Quarterly Information, filed with CMV (Brazilian Securities and Exchange Commission) in August, 2002. (English translation attached hereto as Exhibit 02) |
| 3 | MARKET NOTICE ON AUGUST 25, 2002. (English translation attached hereto as Exhibit 03) |
| 4 | MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 21, 2002. (English translation attached hereto as Exhibit 04) |
| 5 | RELEVANT FACT HELD ON DECEMBER 11, 2002. (English translation attached hereto as Exhibit 05) |
| 6 | MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 9, 2003. (English translation attached hereto as Exhibit 06) |

Av Marquês de São Vicente 1697 Cep 01139 904 Tel (11) 3613 3344 Fax (11) 3611 3308 São Paulo SP Brasil

**SARAIVA S/A LIVREIROS EDITORES**
**Corporation**
**CNPJ/MF no. 60.500.139/0001-26**

1

03 FEB 25 AM 7:21

**MINUTES FROM THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 26, 2002.**

On the 26th day of the month of July, 2002, at 4:00 p.m., at the head office located at Av. Marquês de São Vicente, 1697, in this Capital, the Board of Directors of Saraiva S/A Livreiros Editores met and was presided over by Mr. Jorge Eduardo Saraiva, who asked me, Henriqueta da Fonseca Saraiva, to be the secretary for the meeting.

Then the Chairman reported that the purpose of the meeting was to discuss the matter of the adoption of an Information Use and Disclosure Policy and a Trading Policy for Securities Issued by the Company.

After discussing the aspects involved, which were the object of a prior prolonged study, the Board of Directors resolved, by unanimous vote of those present and based on article 16 of the Articles of Association, pursuant to the CVM Regulatory Instructions numbered 358/02 and 369/02, to approve the above-mentioned policies as transcribed below.

---

**Information Use and Disclosure Policy and Trading Policy for Securities Issued by SARAIVA**

Saraiva S.A. Livreiros Editores ("SARAIVA" or "Company"), a company registered as a corporation since 1972, always sought to adopt relation practices with its investors and with the market in general, based on the best business ethics, which include the full disclosure of available information with respect to the activities of the Company and complete compliance with the legal and regulatory provisions that apply to corporations with securities traded in Brazil and abroad.

Considering the recent reform of the Corporate Law and the issuance of norms by the Securities and Exchange Commission, in order to regulate the disclosure of information to the investor public and the proper participation of the administrators of the corporations on the securities market, the Board of Directors of SARAIVA, after in-depth studies, resolved to prepare this Policy for Disclosing Relevant Information ("Disclosure Policy") and Policy for Trading Securities Issued by the Company ("Trading Policy"), jointly referred to as "Disclosure and Trading Policies" or "Policies".

Said Policies were approved in the Meeting of the SARAIVA Board of Directors held on July 26, 2002.

It is also important to note that the people subject to the norms instituted under said Policies must adhere to them, executing the respective Adherence Agreement.
Any questions related to the application of said Policies must be sent to the SARAIVA Investor Relations Director.

For all purposes of the Policies, they shall begin with the definitions of the terms used therein. Although said definitions are basically reproductions of the terms under which the law defines each act or fact, the reading, understanding and application of the Policies do not exempt the people subject thereto from the awareness and fulfillment of the legal norms that apply to the subject matter, whether they are already, or come to be, enacted.

<><><><><><><><>

SUMMARY

## IV – General Provisions

1 - Responsibility of the Investor Relations Director to Monitor the Policies
2 - Changing the Policies
3 - Responsibility of Third Parties
4 - Penalties

**Attachment I – Agreement to Adhere to the Information Use and Disclosure Policy and Trading Policy for Securities Issued by Saraiva S. A. Livreiros Editores – SARAIVA ("Policies")**

**Attachment II – Trading of SARAIVA Securities or those of Subsidiaries and/or Parent or Affiliated corporations, by People Subject to the Trading Policy and/or Associated People**

**Attachment III – Acquisition or Disposal of Relevant Ownership Interest**

<><><><><><><>

### Information Use and Disclosure Policy and Trading Policy for Securities Issued by SARAIVA

### I – Definitions that apply to the Disclosure and Trading Policies

| **Definitions**<br>**The terms and expressions listed below, when used in said Policies, shall have the following meaning:** | |
|---|---|
| "Controlling Shareholder" or "Controller" | the shareholder, individual or legal entity, or group of shareholders bound by a voting agreement or under common control, that exercises control over SARAIVA under the terms of Law no. 6.404/76, as amended. |
| "Administrators" | the statutory directors and members of the board of directors, both active and replacement, of SARAIVA. |
| "Stock Exchange" | the stock exchange on which the securities issued by SARAIVA are traded, in the Country or abroad. |
| "Audit Committee Members" | the members of the Company's Audit Committee, both active and replacements, elected pursuant to the resolution of the Normal General Meeting. |
| "Authorized Brokers" | the securities brokers authorized by the Company to trade its Securities on behalf of the people subject to the Trading Policy. |
| "CVM" | the Brazilian Securities and Exchange Commission. |
| "Investor Relations Director" | the director of the Company that is responsible for providing information to the investor public, to CVM and the Stock Exchange or regulated over-the-counter entity, as well as for updating the Company's registration. |
| "Statutory Directors" | the directors that occupy offices on the Management Staff that are expressly stipulated in the SARAIVA Articles of Association. |
| "Articles" | the set of rules established for the Company, by its shareholders, and the subsequent changes thereof, by resolution of the Assembly, or by the Board of Directors by delegation. |
| "Ex-Administrators" | the statutory directors and board members that are no longer part of the Company's administration, as of the severance of the same from the Company. |
| "Employees and Executives with access to relevant information" | the employees of the Company that, by virtue of their office, function or position in the Company, have access to any Privileged Information. |
| "Privileged Information" or | all important information related to the Company that can considerably influence the quote for the Securities issued thereby or based on them. |

| | |
|---|---|
| "Relevant Information" | |
| "CVM Instruction no. 358/02" | CVM Instruction no. 358, dated January 3, 2002, which discusses the disclosure and use of information on a Relevant Act or Fact related to corporations, as well as on the trading of securities issued by corporations pending a relevant fact that has not been disclosed to the market, among other matters. |
| "Bodies with Technical or Consultative Functions" | the bodies of the Company created by its Articles, with technical functions or designated to advise its administrators. |
| "Associated People" | the people that have the following associations with statutory directors, members of the board of directors, Audit Committee Members or members of the Bodies with Technical or Consultative Functions of the Company:<br>(i) the spouse, from which same is not legally separated,<br>(ii) companion;<br>(iii) any dependent declared on the annual income tax return; and<br>(iv) the companies directly or indirectly controlled either by the administrators and the like or by the Associated People. |
| "Interested Party's Particular Trading Policy" | The Company's individual Security trading program, voluntarily adopted and instituted under the terms and as stipulated in the Trading Policy by the person subject thereto. |
| "Policies" | the above-mentioned Information Use and Disclosure Policy and Trading Policy for Securities Issued by SARAIVA. |
| "SEC" | the Securities and Exchange Commission. |
| "Company" or "SARAIVA" | Saraiva S.A. Livreiros Editores (CNPJ/MF no. 60.500.139/0001-26). |
| "Affiliated Company" or "Affiliate" | a company in which the Company holds an interest of 10% (ten percent) or more, without controlling it. |
| "Controlled Company" or "Subsidiary" | Livraria and Papelaria Saraiva S.A. or any other company in which Company holds the rights, either directly or through other subsidiaries, of a partner, which permanently give it majority in the company resolutions and the power to elect the majority of the administrators. |
| "Adherence Agreement" | the agreement to adhere to these Policies is the document to be executed pursuant to articles 15, paragraph 1, indent I and 16, paragraph 1 of CVM Instruction no. 358/02. |
| "Securities" | in these Policies, the expression includes any shares, debentures, subscription bonuses, subscription receipts and rights, promissory notes, purchase or sale options, indexes and derivatives of any type or any other notes or collective investment agreements issued by the Company, or based thereupon, that are legally considered securities. |

<><><><><><><><><><>

## II - Disclosure Policy

| | |
|---|---|
| **1 – Purpose and Those Subject** | This Policy stipulates rules that regulate the maintenance of secrecy related to undisclosed relevant information, to be strictly observed by<br>(i) Controlling Shareholders;<br>(ii) Members of the Board of Directors;<br>(iii) Members of the statutory Directors;<br>(iv) Members of the Audit Committee, when installed;<br>(v) Members of Bodies with Technical or Consultative Functions, should they be created by the Articles;<br>(vi) Employees and Executives with access to Relevant Information; and<br>(vii) Whoever, by virtue of their office, function or position in the Parent Company, in the Subsidiaries and in the Affiliates, has knowledge of the information related to the Relevant Act or Fact on the Company.<br><br>The people referenced herein continue to be subject to the rules of the Disclosure Policy for 6 (six) months following the end of their employment relationship with the Company or with the Parent Company, Subsidiary or Affiliate. |

| | |
|---|---|
| **2 – Formal Notice** | The Company, through the Chairman of the Board of Directors, shall formally report the terms of the Disclosure Policy:<br>(i) within 24 (twenty-four) hours following its approval by the Board of Directors, to the above-mentioned people subject thereto;<br>(ii) within 48 (forty-eight) hours following the change of ownership of control or in the composition of the control block, to the new parent company or companies;<br>(iii) within 48 (forty-eight) hours following being vested, to the member of the bodies of the Company that comes to be elected, for the first time, after the approval of the Disclosure Policy by the Board of Directors; or<br>(iv) prior to the notification of the Relevant Information, to the employee of the Company or administrator or employee of the Subsidiary or Affiliate that then becomes aware of said information. |

| | |
|---|---|
| **3 – Principles** | All of the people subject to the Disclosure Policy must conform their administrative conduct to the values of good faith, loyalty and honesty, as well as the general principles set forth herein.<br><br>All of the efforts toward the efficiency of the market must be intended for the competition among the investors for best returns to take place through the evaluation and interpretation of the information disclosed and never through privileged access of said information.<br><br>The people that are subject to this Policy must consider the fact that transparent, accurate and opportune information is the most important instrument available to the investor public and especially the shareholders of the Company, so that they may be assured equal treatment, which is essential.<br><br>The relationship of the Company with the participants and with those that form opinions on the securities market must be uniform and transparent.<br><br>The people subject to the provisions stipulated in the Disclosure Policy must ensure that the disclosure of information on the equity and financial condition of the Company is correct, complete, continuous and developed through the administrators responsible for this function and must include the data on the change of its respective ownership positions in the Company's capital, as provided in this Policy and in the regulations in force. |

| | |
|---|---|
| **4 – Objective of the Disclosure of a Relevant Act or Fact** | The disclosure of a Relevant Act or Fact is intended to ensure the availability to the investors and shareholders, in a timely manner and in an efficient and reasonable manner, of the information needed for them to make decisions on trading Securities, ensuring the best possible proportionality in the distribution of the information. Thus, the use of undue privileged information on the securities market by the people with access thereto, for their own benefit or that of third parties, in detriment to the shareholders in general, to the market and to the Company itself is prevented.<br><br>It is a principle of SARAIVA not to comment on rumors or speculations reported in any media, except in the cases in which the image of the Company is adversely affected or in which the authorized oversight and regulatory agencies request clarification. |

| | |
|---|---|
| **5 – Definition of Relevant Act or Fact** | "Relevant Act or Fact", under the terms of the legislation in force (see article 155 of Law no. 6.404/76 and article 2 of CVM Instruction no. 358/02) is:<br>(a) any decision of a Controlling Shareholder, resolution of the general meeting or of the administrative bodies of the Company; or<br>(b) any other political-administrative, technical, negotiation or economic-financial act or fact that occurred in or is related to Company business, that can considerably influence:<br>(i) the perception of the value of the Company;<br>(ii) the quote for the Securities;<br>(iii) the decision of the investor to buy, sell or keep the Securities; or<br>(iv) the decision of the investors to exercise any rights inherent to being an owner of the Securities. |

| | |
|---|---|
| **6 – Examples of Relevant Act or Fact** | Article 2 of CVM Instruction no. 358/02 generally lists examples of a Relevant Act or Fact, being certain that, in any case, the relevancy of the events related to the Relevant Act or Fact will be evaluated in the context of the normal activities and the dimension of the Company, as well as the previously disclosed information, not abstractly, in order to avoid the trivialization of the disclosures of Relevant Acts or Facts, adversely affecting the quality of the evaluation, by the market, of the perspectives of the Company. |

| | |
|---|---|
| **7 – Duty of Secrecy** | While the relevant act or fact is not disclosed to the public, pursuant to the law and the CVM regulation, the person subject to the Disclosure Policy:<br>(i) shall keep all of the information that the same has on said relevant act or fact secret;<br>(ii) shall keep from making any comments in or outside of the workplace, that can result in the full or partial knowledge of Relevant Information had by a person or persons that is(are) not subject to the Disclosure Policy or not bound by the respective professional statute or by an agreement to keep said information secret;<br>(iii) shall take measures for the subordinates of the same that must have full or partial knowledge of Relevant Information to also previously execute an Adherence Agreement to the Disclosure Policy of the Company;<br>(iv) shall take measures so that third parties that come to establish a contractual relationship with the Company are expressly bound to maintain secrecy with regard to the Relevant Information to which they have access to fulfill said contracts;<br>(v) shall take measures so that third parties, in which the same personally confides, even if not directly related to the company, also maintain secrecy with regard to the relevant information that must be revealed to them. |

| | |
|---|---|
| **8 – Obligations with the Investor Relations Director** | The CVM created a system of responsibility for the use, notification and disclosure of Relevant Act or Fact of corporations, and the Investor Relations Director assigns each the primary responsibility for the notification and disclosure of their Relevant Acts or Facts.<br><br>In order to ensure that the Investor Relations Director can fulfill his/her legal obligations, duties were created for some people associated with the Company, obligating them to notify the Relevant Act or Fact, of which they are aware, to the Investor Relations Director in order for the same to adopt the necessary procedures.<br><br>When the person subject to the Disclosure Policy is notified or has personal knowledge of the act or fact that the same considers to be relevant or that someone, be that person subject to the Disclosure Policy or not, is performing an act that suggests that the secrecy could have been breached, the same must immediately report said fact to the Investor Relations Director of the Company. In light of the notification (and not a legally adopted decision to maintain secrecy), if the person verifies that the Investor Relations Director did not fulfill his/her duty to report and disclose, the same shall only be exempt from the responsibility of immediately reporting the Relevant Act or Fact to the CVM.<br><br>The Investor Relations Director, in fulfillment of the functions thereof, may question the people with access to relevant acts or facts, in order to verify whether or not they have knowledge of other information that should also be disclosed to the market. |

| | |
|---|---|
| **9 – Internal Procedures to Evaluate and Immediately Disclose the Relevant Act or Fact** | The relevant act or fact shall only be kept secret if and when the disclosure thereof puts the legitimate interests of the Company at risk.<br><br>The controlling shareholders (with regard to negotiating the transfer of control, company acquisition or merger or split of the Company, or another matter of the same nature) and the statutory directors (with regard to any other relevant act or fact) are responsible for:<br>(i) assessing the potential risk to the legitimate interests of the Company, instructing the application of the right to keep it secret if and when the disclosure thereof puts the legitimate interests of the Company at risk; and<br>(ii) submitting a request to the President of the CVM for the authorization to keep the relevant information secret.<br><br>Should the Relevant Act or Fact be connected to operations directly involving the Controlling Shareholders and they decide not to disclose it, the Controlling Shareholders must notify the Investor Relations Director of the Company.<br><br>Even in the hypothesis of risk to the legitimate interests of the Company, if the Relevant Information escapes the control thereof, or if there is an atypical variation in the quote, price or quantity of its Securities traded, it shall immediately notify the market, pursuant to the law and observing the CVM regulation. |

| | |
|---|---|
| **10 – Procedures for Disclosing Relevant Information** | The disclosure of Relevant Information by the Company shall occur through a publication in the *Diário Oficial do Estado de São Paulo* and in the *Diário Comércio & Indústria* (São Paulo regional section), which may be in summary form, provided that the Internet address is included therein, on which site complete information shall be available to everyone.<br><br>All of the information on the Relevant Act or Fact of the Company shall be centralized with the Investor Relations Director, who is responsible for executing and monitoring the Disclosure Policy.<br><br>The Chairman of the Board of Directors, the Chief Executive Officer or the Investor Relations Director of the Company must be present in the meetings, or someone specifically appointed for said purpose, with unions, investors, analysts or with the select public, in the Country or abroad, related to the material that can consubstantiate Relevant Information. |

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|---|---|
| | Should the Investor Relations Director not be present in the meeting, he must be notified of the content thereof by whoever attended said meting on behalf of the Company, so that the same may evaluate whether or not some Relevant Information should be disclosed to the market. |

| | |
|---|---|
| **11 – Deadlines for Reporting and Disclosing a Relevant Act or Fact** | A Relevant Act or Fact should be disclosed, whenever possible, prior to the beginning or following the closing of trading on the Stock Exchanges located in the Country or abroad. Should that not be possible, the hours of operation of the Brazilian market shall prevail.<br><br>With regard to the notification and disclosure deadlines, the Investor Relations Director must also observe the following:<br>(i) report and disclose the Relevant Act or Fact occurring in or related to Company business immediately after the occurrence thereof, first to the CVM and to the Stock Exchanges, in this order;<br>(ii) after the receipt of the notification is confirmed by the CVM, disclose the same content, concomitantly, to the entire market, be the Relevant Act or Fact disclosed through any form of communication, including informing the press or in meetings with unions, investors, analysts or with the select public, in the Country or abroad; and<br>(iii) determine the need to request, always simultaneously, from the national and foreign Stock Exchanges, the suspension of the trading of the Securities for the time need to adequately distribute the Relevant Information, should it be imperative that the Relevant Act or Fact be disclosed during trading hours. |

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|---|---|
| **12 –**<br>**Who Must be Informed** | The information on the Relevant Act or Fact must be simultaneously communicated:<br>(i) to the CVM;<br>(ii) to the Stock Exchanges on which the Securities are traded; and<br>(iii) to the SEC, when the appropriate law so requires from the Company. |

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|---|---|
| **13 –**<br>**Answering Questions** | For guidance purposes, whenever there is a question related to the relevance of Privileged Information, the Investor Relations Director of the Company should be contacted in order to answer the question. |

<><><><><><><>

## III - Trading Policy

| | |
|---|---|
| **1 –**<br>**Purpose and those subject** | CVM Instruction no. 358/02 establishes restrictions on the trading of securities of corporations by specific people and the company itself, in some situations specified therein.<br><br>The same norm allows the corporations to adopt a trading policy for their securities in order to allow – when faithfully followed – the orderly trading of said securities, preventing any presumption of the inappropriate use of Relevant Information.<br><br>This Policy stipulates rules that regulate the trade of SARAIVA Securities, to be strictly observed by the<br>(i) Controlling Shareholders;<br>(ii) Members of the Board of Directors;<br>(iii) Members of the statutory Directors;<br>(iv) Members of the Audit Committee, when installed;<br>(v) Members of Bodies with Technical or Consultative Functions, should they be created by the Articles;<br>(vi) Employees and Executives with access to Relevant Information;<br>(vii) Whoever, by virtue of their office, function or position in the Parent Company, in the Subsidiaries and in the Affiliates, has knowledge of the information related to the Relevant Act or Fact on the Company;<br>(viii) Associated People; and<br>(ix) SARAIVA itself and its Parent Companies, Subsidiaries or Affiliates.<br><br>The people referenced herein continue to be subject to the rules of the Trading Policy for 6 (six) months following the end of their employment relationship with the Company or with the Parent Company, Subsidiary or Affiliate. |

| | |
|---|---|
| **2 – Indirect and Direct Trading** | The trading prohibitions regulated in this Trading Policy apply to the direct or indirect trading by the:<br>(i) Administrators, Controlling Shareholders, Audit Committee Members, Employees and Executives with access to Relevant Information and members of the other Bodies with Technical or Consultative Functions of the Company, and<br>(ii) whoever, by virtue of their office, function or position in the Parent Company, in the Subsidiaries and in the Affiliates, has knowledge of the information related to the Relevant Act or Fact on the Company,<br>and those that have executed the Adherence Agreement, even in the cases in which the trading conducted by said people occurs through:<br>a) a company controlled thereby;<br>b) third parties with which they maintain a trust agreement or portfolio or share management agreement.<br><br>Trading by investment funds of which the people mentioned in the previous item are quotaholders, are not considered indirect trading, provided that:<br>(i) The investment funds are not exclusive; and<br>(ii) The trading decisions of the investment fund manager cannot be influenced by the quotaholders. |

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|---|---|
| **3 – Absolute Trading Restrictions: Black-out Periods** | The people subject to the Trading Policy, that have executed the Adherence Agreement, should refrain from trading Securities issued by the Company during all periods in which, as a result of the notification from the Investor Relations Director, it has been determined that no trading will take place ("Black-out Period").<br><br>The Investor Relations Director shall not be obligated to motivate the decision to determine the Black-out Period, which shall be treated confidentially by those to which it is directed. |

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|---|---|
| **4 – Absolute Trading Restriction: Period Prior to the Disclosure of Periodic Information or the Company's Financial Statements** | The Company, its Administrators, its Controlling Shareholders (direct or indirect), its Audit Committee Members, the Employees and Executives with access to Relevant Information and the members of the other Bodies with Technical or Consultative Functions of the Company, and whoever, by virtue of their office, function or position in the Parent Company, in the Subsidiaries and in the Affiliates, has knowledge of the information related to the Relevant Act or Fact on the Company, and those that have executed the Adherence Agreement, may not trade Company Securities for a period of 15 (fifteen) days prior to the disclosure or publication, whenever that is the case, of the:<br>(i) quarterly information of the Company (ITR); and<br>(ii) annual information of the Company (DFP and IAN).<br><br>The Interested Parties' Particular Trading Policies must observe this restriction.<br><br>The Authorized Brokers shall be instructed by the Company, and shall expressly accept said instruction, not to register transactions of the above-mentioned people during the 15 (fifteen) days prior to the disclosure or publication of the periodic information or information on the financial statements of the Company. |

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|---|---|
| **5 – Absolute Restriction on a Resolution Related to the Acquisition or Disposal, by SARAIVA, of Shares Issued Thereby** | The Board of Directors of the Company may not resolve to acquire or dispose of shares issued by the Company while the information related to the following has not been made public through the publication of the Relevant Act or Fact:<br>(i) execution of any agreement or contract in order to transfer share control of the Company; or<br>(ii) the option or mandate is granted for the transfer of share control of the Company; or<br>(iii) the existence of the intention to incorporate, totally or partially split, merge, transform or reorganize the Company.<br><br>If, after the repurchase program is approved, a fact occurs that falls under any of the three hypotheses above, the Company shall immediately suspend the operations with the shares issued thereby until the respective Relevant Act or Fact is disclosed. |

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|---|---|
| **6 – Possible Trading Restrictions: Pending Disclosure of a Relevant Act or Fact or Trading by the Company Itself** | Even without the determination of a black-out period by the Investor Relations Director, in the hypotheses of "i", "ii" and "iii" below, the trading of Securities is prohibited (except in the cases of trading verified based on the Interested Party's Particular Trading Policy):<br>(i) by any person subject to this Trading Policy, upon the occurrence of any Relevant Act or Fact related to Company business, of which the same is aware, until the Company discloses it to the market;<br>(ii) by any person subject to this Trading Policy, whenever the intention exists to incorporate, totally or partially split, merge, transform or reorganize the Company; and<br>(iii) by the Controlling Shareholders, statutory Directors and members of the Board of Directors, whenever the option or mandate is granted, or is in progress, to acquire or dispose of shares issued by the Company, by the Company itself, its Subsidiaries, its Affiliates or another company under common control.<br><br>The prohibition mentioned in item (iii) above applies to the transactions with Securities issued by the Company conducted by the people specified therein exclusively on the dates that the Company itself trades, or notifies the Authorized Brokers that it will trade, the shares issued by the Company. Therefore, the Authorized Brokers shall be instructed by the Investor Relations Director of the Company not to register the transactions on said dates. |

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|---|---|
| **7 – Possible Trading Restrictions: After the Disclosure of a Relevant Act or Fact** | In the hypotheses stipulated above, even after the Relevant Act or Fact is disclosed, the trading prohibition shall prevail if said trading can interfere – at the discretion of the Company – with the Company's share trading conditions and result in a loss to the Company itself or to its shareholders, and said additional restriction must be reported by the Investor Relations Director. |

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|---|---|
| **8 – Possible Trading Restriction: Applies to Ex-Administrators and the People Subject to the Trading Policy, even after severed from the Company** | Except in the cases of trading verified based on the Interested Party's Particular Trading Policy, the Administrators that leave the administration of the Company prior to the public disclosure of business or fact initiated during his/her management period, the same may not trade Company Securities:<br>(i) for a period of 6 (six) months after the severance thereof; or<br>(ii) until the Company discloses the Relevant Act or Fact to the market, if a new restriction is not imposed, under the terms of item 7, above.<br><br>Among the foregoing alternatives, the event that occurs first shall always prevail.<br><br>The same restriction applies to the people subject to the Trading Policy, that have executed the Adherence Agreement, that are severed from the Company prior to the disclosure of the relevant act or fact to the market, of which the same has knowledge. |

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|---|---|
| **9 – Exceptions to the Securities Trading Restrictions** | The foregoing prohibitions do not apply to the transactions with shares issued or in treasury, through private trading, associated with the exercise of the purchase option according to the plan to grant the option to purchase shares approved by the general meeting of the Company in the form of a specific authorization from the Affiliate of the CVM and to the eventual repurchases by the Company, also through private trading of said shares.<br><br>The trading restrictions stipulated in items 6, (i), (ii) and (iii), and 8, above, also do not apply to the Controlling Shareholders, the Administrators, the Audit Committee Members, the Employees and Executives with access to Relevant Information and the members of the other Bodies with Technical or Consultative Functions of the Company, as of the execution date of the Adherence Agreement, when the trading occurs under the Interested Party's Particular Trading Policy, stipulated in this Trading Policy, and as a long-term investment, containing at least one of the following characteristics:<br>(i) subscription or purchase of shares by exercising options granted in the form of the Purchase Option Plan approved by the general meeting;<br>(ii) use of the variable remuneration, received as profit participation, in the acquisition of Company Securities;<br>(iii) execution, by the Administrators, its Controlling Shareholders (direct and indirect), its Audit Committee Members, the Employees and Executives with access to Relevant Information and the members of the other Bodies with Technical or Consultative Functions of the Company, of the Interested Party's Particular Trading Policy, defined in item 10. |

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|---|---|
| **10 – Interested Party's Particular Trading Policy** | The Interested Party's Particular Trading Policy is understood as the individual plans for trading Securities filed in the Company's head office, through which the Administrators, the Controlling Shareholders (direct and indirect), the Audit Committee Members, the Employees and Executives with access to Relevant Information and the members of the other Bodies with Technical or Consultative Functions of the Company have indicated their intention to personally trade Securities issued by the Company, long-term.<br><br>Therefore, the Interested Party's Particular Trading Policy must be filed for more than 30 (thirty) days with the Investor Relations Director of the Company, indicating the approximate volume of funds that the interested party |

| | |
|---|---|
| | intends to move or the number of Securities that it wishes to acquire or dispose of, within the period of effectiveness of the Interested Party's Particular Trading Policy that the interested party establishes, to be no less than 12 (twelve) months, as the end of which the interested party must submit a brief report on the respective development.<br><br>The above-mentioned 30 (thirty) day restriction shall not apply to the first Interested Party's Particular Trading Policy that each interested party registers after this Trading Policy becomes effective.<br><br>The trading stipulated in the Interested Party's Particular Trading Policy must occur as stipulated therein. Any and all changes to the Interested Party's Particular Trading Policy, or to the expectation of its fulfillment, must be reported to the Company in advance, in writing, under penalty of otherwise being considered a violation. Should unforeseen events occur, which are impossible to notify in advance, the Company must be presented with the reasons for such, in writing and immediately, and the proof that justifies the failure to comply with the Interested Party's Particular Trading Policy.<br><br>Except in the case of force majeure, duly justified in writing, the Securities acquired based on the Interested Party's Particular Trading Policy may not be disposed of prior to 90 (ninety) days from the date of said acquisition. Furthermore, in the case of disposal of Securities based on the Interested Party's Particular Trading Policy, the disposing party may not acquire new Securities prior to 90 (ninety) days from the date of said disposal. |

| | |
|---|---|
| **11 – Exclusive Trading Through Authorized Brokers** | In order to ensure adequate standards for trading Securities of the Company and of its Subsidiary corporations, the system is hereby adopted that all trading by the Company itself and by the people that adhere to this Trading Policy shall only occur through the Authorized Brokers, pursuant to the list sent to CVM, to which the due updates shall be communicated. |

| | |
|---|---|
| **12 – Notification Procedures for Information on Trading by Administrators and Associated People** | The people subject to the Trading Policy must adopt the notification procedures for information on trading Securities stipulated in this Section, which are based on article 11 of CVM Instruction no. 358/02, as well as any new procedure determined by a legal norm or CVM regulation.<br><br>The Administrators, the Audit Committee Members and the members of Bodies with Technical or Consultative Functions of the Company must report the ownership of Securities issued by the Company, whether in their own names or in the names of Associated People, as well as the changes in said positions.<br><br>The notification must be sent to the Investor Relations Director of the Company and, thereby, to CVM and to the Stock Exchange, pursuant to the form model shown in Attachment II of these Policies.<br><br>The notification to the CVM must occur:<br>(i) immediately after vested in the office; and<br>(ii) within a maximum period of 10 (ten) days after the end of the month in which changes in positions held are confirmed, indicating the balance of the position in the period. |

| | |
|---|---|
| **13 – Procedures for Notification and Disclosure of Acquisition or Disposal of Relevant Ownership Interest** | The CVM regulates the notification and disclosure of information on trading Securities, which involves relevant ownership interest, as well as on conducting public offerings.<br><br>Relevant ownership interest is understood as that which corresponds, directly or indirectly, to 5% (five percent) or more of a type or class of shares representing the Company's capital.<br><br>The responsibility for the fulfillment of the CVM regulation on said acts is solely and exclusively that of the owner of the securities involved (purchasing/disposing or offering party). |
| | In none of these cases shall SARAIVA have any obligation with the regulatory and oversight agencies, even though the securities are issued it.<br><br>Furthermore, for full administrative transparency, the Controlling Shareholders, direct or indirect, and the shareholders that elect the members of the Board of Directors or of the Audit Committee of the Company, must report the information thereto, as well as disclose it to the market, related to the fact that they have acquired or disposed of relevant ownership interest in the Company, as well as the fact that they have raised said relevant interest by 5% (five percent) of the type of class of shares.<br><br>The disclosure must occur through a publication in the newspapers, *Diário Oficial do Estado de São Paulo* and *Diário Comércio & Indústria* (regional section).<br><br>The declaration of the Acquisition or Disposal of Relevant Ownership Interest must be sent to the CVM and the Stock Exchanges, which must contain the information shown on the form model, pursuant to Attachment III of these Policies.<br><br>The notification to the CVM and the Stock Exchanges must be sent immediately after the interest mentioned herein is reach. |

## IV – General Provisions

| | |
|---|---|
| **1 – Responsibility of the Investor Relations Director to monitor the Policies** | The Company's Investor Relations Director is the person responsible for executing and monitoring the policies for disclosing and using information and for trading Securities, as well as for monitoring the Interested Parties' Particular Trading Policies. |

| | |
|---|---|
| **2 – Changing the Policies** | These Policies were approved by the Company's Board of Directors and any change or revision of the same must be submitted to the same Board, prohibiting the changes to the Trading Policy pending the disclosure of the Relevant Act or Fact. |

| | |
|---|---|
| **3 – Responsibility of Third Parties** | The provisions of these Policies do not exclude the responsibility, resulting from legal and regulatory determinations, imposed on third parties that are not directly associated with the Company and that have knowledge of a Relevant Act or Fact and trade the Securities issued by the Company. |

| | |
|---|---|
| **4 – Penalties** | The failure to comply with the regulatory norms, as well as the internal norms of the Company, related to the disclosure of a Relevant Act or Fact and/or the trading of Securities constitutes a grave violation, subjecting the transgressor to the penalties provided by law, as well as dismissal for just cause. The penalties provided include a warning, fine, temporary inability to exercise or suspension from exercising the office of corporate administrator or board or committee member (by the CVM), up to imprisonment and fine (by a claim from the CVM to the Public Prosecution).<br><br>Additionally, the Company may impose a daily fine of R$ 500.00 (five hundred Brazilian Reais) on the person subject to the Trading Policy that does not provide the due information in a timely manner, which shall be imposed as of the first business day following the end of the deadline for delivering said information, regardless of notification by the CVM. |

<><><><><><><>

Attachment I –

## Agreement of Adherence to the Information Use and Disclosure Policy and Trading Policy for Securities Issued by Saraiva S.A. Livreiros Editores – SARAIVA ("Policies")

I am aware of the content and hereby declare to have full knowledge of the rules contained in the Information Use and Disclosure Policy and Trading Policy for Securities issued by Saraiva S.A. Livreiros Editores ("SARAIVA"), CNPJ/MF no. 60.500.139/0001-26, set forth pursuant to the determinations of CVM Instruction 358, dated 01/03/2002, of the Securities Commission, a copy of which I received on this date and undertake, pursuant to the terms stipulated therein:

a) to hereby give my personal information (name, nationality, office or function, domicile address and my Individual or Corporate Taxpayer registration number) and the quantity, characteristics and form of acquisition of the securities issued by SARAIVA that I own, under penalty of a daily fine, in addition to other applicable sanctions;

b) to notify the Investor Relations Director da SARAIVA, within 24 (twenty-four) hours, of any change in the data related to my personal information, under penalty of a daily fine, in addition to other applicable sanctions;

c) to indicate the securities issued by SARAIVA that are property of my spouse or companion and of any dependent declared on my annual income tax return, under penalty of a daily fine, in addition to other applicable sanctions;

d) notify trading, the type of operation and other information related to the securities issued by SARAIVA, by me or by the above-mentioned people, indicating the balance of the position in the period, in a timely manner, so that the Investor Relations Director of SARAIVA can inform the CVM within a maximum period of 10 (ten) days following the end of the month in which the trading is confirmed, under penalty of a daily fine, in addition to other applicable sanctions;

e) not to trade securities issued by SARAIVA owned by myself or my spouse or companion, as well as by any dependent declared on my annual income tax return, for a period of 15 (fifteen) days prior to the disclosure or publication, when applicable, of the quarterly information of SARAIVA (ITR) and of the annual information of SARAIVA (DFP and IAN);

f) to refrain from trading the securities mentioned in the previous item, whenever the acquisition or disposal of shares issued by SARAIVA is in progress or if an option or mandate for the same purpose has been granted, as well as when there is an intention to incorporate, totally or partially split, merge, transform or reorganize the company until its complete disclosure to the market, save the exceptional cases provided in the SARAIVA Trading Policy (in accordance with the Interested Party's Particular Trading Policy that I present to SARAIVA in a timely manner);

g) not to trade the securities issued by SARAIVA in any of the periods in which, as a result of the notification of the Investor Relations Director, it has been determined that no trading will take place ("Black-out Period");

h) to use only the Brokers Authorized by SARAIVA to trade the securities issued thereby;

i) to keep the information related to the relevant act or fact, to which I have privileged access due to the office that I occupy or will occupy, secret and see to it that the subordinates and third parties, in whom I confide, do the same, as well as not to use said information to obtain advantages for myself or others by trading securities issued by SARAIVA;

j) to immediately report any relevant act or fact of SARAIVA, of which I am aware, to its Investor Relations Director.

I am aware that I must observe the norms for 6 (six) months following the end of my employment relationship with SARAIVA or Subsidiary, if my severance occurs prior to the public disclosure of business or relevant fact initiated during the relationship period and to my knowledge, due to the office, function or position that I held in SARAIVA.

I am aware that the use of privileged information to my benefit or to the benefit of others may be considered criminal practice and that the failure to comply with these norms constitutes a grave infringement subject to the penalties provided by law, in the regulatory norms of the CVM or internal norms of SARAIVA.

São Paulo, ........./...../ 2002.

______________________________
Name of the Declarant

<><><><><><><>

Attachment II –

| | |
|---|---|
| Securities of SARAIVA or subsidiaries and/or Parent corporations traded by people subject to the Trading Policy and/or associated people: | |
| Period: [month/year] | |
| Name of Acquiring or Disposing Party | |
| Qualification | CNPJ/CPF |
| Trading Date | |
| Issuing Company | |
| Type of Trade | |
| Type of Security | |
| Total Quantity | |
| Quantity per Type and Class | |
| Price | |
| Initial period balance | |
| Final period balance | |
| Broker Used | |
| Other Relevant Information | |

______________________________, _______________/____/_______.

_______________________________________

Name of the Declarant

<><><><><><><><>

Attachment III –

| Acquisition or Disposal of Relevant Ownership Interest | |
|---|---|
| Period: [month/year] | |
| Name of Acquiring/Disposing Party | |
| Qualification | CNPJ/CPF |
| Trading Date | |
| Issuing Company | |
| Type of Trade | |
| Type of Security | |
| Intended Quantity | |
| Quantity per Type and Class | |
| Price | |
| Broker Used | |
| Interest Objective | |
| Number of debentures that can be converted into shares, already directly or indirectly held | |
| Quantity of share converted into debentures, per type and class, if that is the case | |
| Quantity of other securities, already directly or indirectly held | |
| Indication of any agreement or contract regulating the exercise of the right to vote or the purchase and sale of securities issued by the Company | |
| Other Relevant Information | |

_______________________, _______________ ____, _________.

_______________________________________

Name of the Declarant

______________________________________________

Under the terms of item 11 of the Trading Policy for Securities Issued by SARAIVA, herein approved, the Board of Directors further unanimously resolved to authorize ITAÚ CORRETORA DE VALORES S.A. to exclusively trade the securities owned by the people subject to this Policy and that shall formally adhere to the same.

With nothing further to be discussed, the meeting was adjourned, and these minutes were drawn up, which, after being read and found to be correct, were signed by all those present.

São Paulo, July 26, 2002.

______________________________

JORGE EDUARDO SARAIVA
Chairman

______________________________

HENRIQUETA DA FONSECA SARAIVA
Secretary

______________________________

RUY MENDES GONÇALVES

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |
| 4. COMPANY REGISTRATION # ("NIRE") | | |
| 35300025300 | | |

## 01.02 – HEADOFFICE

| 1. FULL ADRESS | | | | 2. BOROUGH OR DISTRICT |
|---|---|---|---|---|
| Av. Marquês de São Vicente nº 1697 | | | | Barra Funda |
| 3. ZIP CODE | 4. CITY | | | 5. STATE |
| 01139-904 | São Paulo | | | SP |
| 6. AREA CODE | 7. TELEPHONE | 8. TELEPHONE | 9. TELEPHONE | 10. TELEX |
| 011 | 3611-3344 | - | - | - |
| 11. AREA CODE | 12. FAX | 13. FAX | 14. FAX | |
| 011 | 3611-3308 | - | - | |
| 15. E-MAIL | | | | |
| http:/www.editorasaraiva.com.br | | | | |

## 01.03 – INVESTORS' RELATIONS OFFICER (Company's mail address)

| 1. NAME | | | | |
|---|---|---|---|---|
| João Luís Ramos Hopp | | | | |
| 2. FULL ADRESS | | | 3. BOROUGH OR DISTRICT | |
| Rua Edgar Teotônio Santana 206 | | | Barra Funda | |
| 4. ZIP CODE | 5. CITY | | | 6. STATE |
| 01140-030 | São Paulo | | | SP |
| 7. AREA CODE | 8. TELEPHONE | 9. TELEPHONE | 10. TELEPHONE | 11. TELEX |
| 011 | 3611-3344 | - | - | |
| 12. AREA CODE | 13. FAX | 14. FAX | 15. FAX | |
| 011 | 3619-3062 | - | - | |
| 16. E-MAIL | | | | |
| jlhopp@editorasaraiva.com.br | | | | |

## 01.04 – REFERENCE / AUDITOR

| FISCAL YEAR IN COURSE | | | CURRENT QUARTER | | | PREVIOUS QUARTER | |
|---|---|---|---|---|---|---|---|
| 1- BEGGINING | 2 - END | 3 – NUMBER | 4 – BEGGINING | 5 – END | 6 – NUMBER | 7 – BEGGINING | 8 – END |
| 01/01/2002 | 12/31/2002 | 2 | 04/01/2002 | 06/30/2002 | 1 | 01/01/2002 | 03/31/2002 |
| 9. AUDITOR'S NAME/CORPORATE NAME | | | | | | 10. CVM CODE | |
| KPMG Auditores Independentes | | | | | | 00418-9 | |
| 11. PERSON IN CHARGE OF AUDIT | | | | | | 12. TAXPAYER ID # ("CPF") OF PERSON IN CHARGE | |
| Adelino Dias Pinto | | | | | | 223.164.858-04 | |

03 FEB 25 AM 7:21

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## 01.05 – CAPITAL STOCK COMPOSITION

| Number of Shares (Thousand) | 1- CURRENT QUARTER | 2- PREVIOUS QUARTER | 3- SAME QUARTER PREVIOUS YEAR |
|---|---|---|---|
| **Paid-up Capital** | | | |
| 1 - Common Shares | 9,622 | 9,622 | 9,622 |
| 2 - Preferred Shares | 13,647 | 13,647 | 13,834 |
| 3 - Total | 23,269 | 23,269 | 23,456 |
| | | | |
| 4 - Common Shares | 0 | 0 | 0 |
| 5 - Preferred Shares | 0 | 0 | 0 |
| 6 - Total | 0 | 0 | 0 |

## 01.06 – COMPANY'S INFORMATION

| |
|---|
| 1- TYPE OF COMPANY<br>**Commercial Companies, Industrial Companies and Others** |
| 2- TYPE OF STATUS<br>**Operating** |
| 3- NATURE OF STOCKHOLDING CONTROL<br>**Private National** |
| 4- ACTIVITY CODE<br>**1070000 – Publisher and Graphics** |
| 5- MAIN ACTIVITY<br>**Editing and publishing of books** |
| 6- TYPE OF CONSOLIDATED<br>**Full** |
| 7- TYPE OF AUDITOR'S REPORT<br>**Without restrictions** |

## 01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

| 1 - ITEM | 2 - CNPJ | 3 – COMPANY'S NAME |
|---|---|---|

## 01.08 – CASH INCOME DELIBERATED AND/OR PAID DURING AND AFTER THE QUARTER

| 1 – ITEM | 2 – EVENT | 3 – APPROVAL | 4 – INCOME | 5 – BEGIN TO PAY | 6 – SHARE TYPE | 7 – INCOME VALUE PER SHARE |
|---|---|---|---|---|---|---|
| 01 | AUG | 04/25/2002 | Interest on own capital | 06/20/2002 | Common | 0.3379701400 |
| 02 | AUG | 04/25/2002 | Interest on own capital | 06/20/2002 | Preferred | 0.3379701400 |

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## 01.09 - SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR

| 1- ITEM | 2 - CHANGE DATE | 3 - CAPITAL STOCK AMOUNT (Thousand reais) | 4 - AMOUNT OF CHANGE (Thousand reais) | 5 - ORIGIN OFCHANGE | 7 - NUMBER OF SHARES ISSUED (Thousand) | 8 - SHARE PRICE UPON ISSUANCE (Thousand) |
|---|---|---|---|---|---|---|
| 01 | 04/25/2002 | 36,880 | 2,165 | Profit reserve | 0 | 0.0000000000 |

## 01.10 – INVESTORS' RELATIONS OFFICER

| 1 - DATE | 2 - SIGNATURE |
|---|---|
| 08/12/2002 | |

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## 02.01 – BALANCE SHEET – ASSETS (Thousands of reais)

| 1- CODE | 2 – DESCRIPTION | 3- 06/30/2002 | 4- 03/31/2002 |
|---|---|---|---|
| 1 | Total Assets | 164,302 | 188,225 |
| 1.01 | Current Assets | 67,867 | 89,112 |
| 1.01.01 | Cash | 1,527 | 2,342 |
| 1.01.01.01 | Cash and banks | 1,527 | 2,342 |
| 1.01.01.02 | Debentures and Securities | 0 | 0 |
| 1.01.02 | Credits | 18,923 | 44,275 |
| 1.01.02.01 | Customers | 17,175 | 41,214 |
| 1.01.02.02 | Dividends Receivable From Subsidiary | 0 | 0 |
| 1.01.02.03 | Recoverable Taxes | 232 | 232 |
| 1.01.02.04 | Other | 1,516 | 2,829 |
| 1.01.03 | Inventories | 45,973 | 41,202 |
| 1.01.03.01 | Finished Products | 23,029 | 23,082 |
| 1.01.03.02 | Merchandise For Resale | 1 | 0 |
| 1.01.03.03 | Semi-finished Products | 16,272 | 13,626 |
| 1.01.03.04 | Raw Materials | 6,418 | 4,206 |
| 1.01.03.05 | Materials for packaging and consumption | 253 | 288 |
| 1.01.04 | Other | 1,444 | 1,293 |
| 1.01.04.01 | Expenses of the following year | 1,444 | 1,293 |
| 1.02 | Non-Current Assets | 11,938 | 10,926 |
| 1.02.01 | Miscellaneous Credits | 0 | 0 |
| 1.02.02 | Credits With Related Parties | 436 | 0 |
| 1.02.02.01 | With Affiliates | 0 | 0 |
| 1.02.02.02 | With Subsidiaries | 436 | 0 |
| 1.02.02.03 | With Other Related Parties | 0 | 0 |
| 1.02.03 | Other | 11,502 | 10,926 |
| 1.02.03.01 | Tax Incentive Deposits | 0 | 0 |
| 1.02.03.02 | Judicial Deposits | 6,995 | 6,535 |
| 1.02.03.03 | Deferred Income Tax and Social Contribution | 4,461 | 4,352 |
| 1.02.03.04 | Other | 46 | 39 |
| 1.03 | Permanent Assets | 84,497 | 88,187 |
| 1.03.01 | Investments | 52,192 | 55,214 |
| 1.03.01.01 | Participation in Affiliates | 0 | 0 |
| 1.03.01.02 | Participation in Subsidiaries | 51,393 | 54,415 |
| 1.03.01.02.01 | Livraria e Papelaria Saraiva S.A. | 51,393 | 54,415 |
| 1.03.01.03 | Other Investments | 799 | 799 |
| 1.03.01.03.01 | Tax Incentives | 744 | 744 |
| 1.03.01.03.02 | Other | 55 | 55 |
| 1.03.02 | Property, Plant & Equipment | 27,688 | 27,888 |
| 1.03.02.01 | Lands | 2,029 | 2,029 |
| 1.03.02.02 | Buildings and Construction | 5,893 | 5,967 |
| 1.03.02.03 | Furniture, utensils & installations | 5,882 | 5,965 |

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| **01047-2** | **SARAIVA S.A. LIVREIROS EDITORES** | **60.500.139/0001-26** |

## 02.01 – BALANCE SHEET – ASSETS (Thousands of reais)

| 1- CODE | 2 – DESCRIPTION | 3- 06/30/2002 | 4- 03/31/2002 |
|---|---|---|---|
| 1.03.02.04 | Vehicles | 828 | 840 |
| 1.03.02.05 | Machinery and equipment | 2,885 | 3,079 |
| 1.03.02.06 | Data processing equipment | 9.571 | 9.408 |
| 1.03.02.07 | Other fixed assets | 600 | 600 |
| 1.03.03 | Deferred | 4.617 | 5.085 |
| 1.03.03.01 | Premium to amortize | 3.965 | 4.362 |
| 1.03.03.02 | Other | 652 | 723 |

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## 02.02 – BALANCE SHEET – LIABILITIES (Thousands of reais)

| 1- CODE | 2 – DESCRIPTION | 3- 06/30/2002 | 4- 03/31/2002 |
|---|---|---|---|
| 2 | Total Liabilities | 164,302 | 188,225 |
| 2.01 | Current Liabilities | 28,769 | 42,245 |
| 2.01.01 | Loans and Financing | 12,157 | 6,603 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Suppliers | 5,911 | 3,557 |
| 2.01.04 | Taxes, Fees and Contributions | 1,467 | 1,713 |
| 2.01.04.01 | Provision for Income Tax | 0 | 0 |
| 2.01.04.03 | Taxes and Social Charges | 1,467 | 1,713 |
| 2.01.05 | Dividends Payable | 0 | 0 |
| 2.01.06 | Provisions | 7,393 | 12,519 |
| 2.01.06.01 | Provision for Vacation and Charges | 2,477 | 2,511 |
| 2.01.06.02 | Provision for Income Tax | 3,382 | 7,148 |
| 2.01.06.03 | Provision for Social Contribution | 223 | 1,794 |
| 2.01.06.04 | Managers' Participation | 982 | 407 |
| 2.01.06.05 | Provision for 13th Wage and Charges | 329 | 659 |
| 2.01.07 | Debts with Related Parties | 0 | 0 |
| 2.01.08 | Other | 1,868 | 17,853 |
| 2.01.08.01 | Bills and Expenses Payable | 713 | 1,329 |
| 2.01.08.02 | Copyright Payable | 1,132 | 7,221 |
| 2.01.08.03 | Interest on Own Capital | 23 | 7,864 |
| 2.01.08.04 | Managers' Participation | 0 | 1,439 |
| 2.02 | Long-Term Liabilities | 36,725 | 35,698 |
| 2.02.01 | Loans and Financing | 22,368 | 21,642 |
| 2.02.02 | Debentures | 0 | 0 |
| 2.02.03 | Provisions | 14,357 | 14,056 |
| 2.02.03.01 | Contributions and Taxes | 14,357 | 14,056 |
| 2.02.04 | Debts with Related Parties | 0 | 0 |
| 2.02.04.01 | Subsidiary | 0 | 0 |
| 2.02.05 | Other | 0 | 0 |
| 2.03 | Results of Future Years | 0 | 0 |
| 2.05 | Shareholders' Equity | 98,781 | 110,282 |
| 2.05.01 | Paid-in Capital | 36,880 | 34,715 |
| 2.05.02 | Capital Reserves | 13,947 | 13,947 |
| 2.05.02.01 | Tax Incentive Reserves | 4,427 | 4,427 |
| 2.05.02.02 | Subscribers' Premium Reserve | 8,653 | 8,653 |
| 2.05.02.03 | Reserve for Maintenance of Own Capital | 724 | 724 |
| 2.05.02.04 | Other | 143 | 143 |
| 2.05.03 | Re-evaluation Reserves | 0 | 0 |
| 2.05.03.01 | Own Assets | 0 | 0 |
| 2.05.03.02 | Subsidiaries/Affiliates | 0 | 0 |
| 2.05.04 | Earnings Reserves | 35,643 | 37,808 |

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## 02.02 – BALANCE SHEET – LIABILITIES (Thousands of reais)

| 1- CODE | 2 – DESCRIPTION | 3- 06/30/2002 | 4- 03/31/2002 |
|---|---|---|---|
| 2.05.04.01 | Legal | 5,519 | 5,519 |
| 2.05.04.02 | Statutory | 0 | 0 |
| 2.05.04.02.01 | Treasury Shares | 0 | 0 |
| 2.05.04.03 | For Contingencies | 0 | 0 |
| 2.05.04.04 | Unpaid Earnings | 0 | 0 |
| 2.05.04.05 | Retention of Earnings | 0 | 0 |
| 2.05.04.06 | Special for Unpaid Dividends | 0 | 0 |
| 2.05.04.07 | Other Earnings Reserves | 30,124 | 32,289 |
| 2.05.04.07.01 | Reserve for Capital Increase | 30,124 | 32,289 |
| 2.05.05 | Accumulated Earnings/Loss | 12,311 | 23,812 |

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## 03.01 - STATEMENT OF INCOME (Thousands of reais)

| 1 - CODE | 2 - DESCRIPTION | 3 - 04/01/2002 TO 06/30/2002 | 4 - 01/01/2002 TO 06/30/2002 | 5 - 04/01/2001 TO 06/30/2001 | 6 - 01/01/2001 TO 06/30/2001 |
|---|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and/or Services | 16,081 | 99,348 | 14,018 | 100,698 |
| 3.02 | Deductions from Gross Revenue | (586) | (3,625) | (497) | (3,670) |
| 3.03 | Net Revenue from Sales and/or Services | 15,495 | 95,723 | 13,521 | 97,028 |
| 3.04 | Cost of Products and Services Sold | (4,060) | (23,515) | (2,217) | (22,008) |
| 3.05 | Gross Income | 11,435 | 72,208 | 11,304 | 75,020 |
| 3.06 | Operating Income/Expenses | (26,362) | (53,574) | (24,923) | (56,565) |
| 3.06.01 | With Sales | (8,290) | (25,763) | (9,403) | (28,058) |
| 3.06.02 | General and Administrative | (8,790) | (15,847) | (8,352) | (15,511) |
| 3.06.02.01 | Management compensation | (575) | (982) | (483) | (966) |
| 3.06.02.02 | Other | (8.215) | (14,865) | (7,869) | (14,545) |
| 3.06.03 | Financial | (4,558) | (6,541) | (3,625) | (7,949) |
| 3.06.03.01 | Financial Income | 1,604 | 1,989 | 269 | 701 |
| 3.06.03.02 | Financial Expenses | (6,162) | (8,530) | (3,894) | (8,650) |
| 3.06.04 | Other Operating Income | 14 | 48 | 763 | 763 |
| 3.06.05 | Other Operating Expenses | (1.717) | (3.381) | (1.601) | (3,187) |
| 3.06.05.01 | Depreciations and Amortizations | (1,700) | (3,346) | (1,589) | (3,154) |
| 3.06.05.02 | Other | (17) | (35) | (12) | (33) |
| 3.06.06 | Income of Equity Equivalence | (3,021) | (2,090) | (2,705) | (2,623) |
| 3.07 | Operating Income | (14,927) | 18,634 | (13,619) | 18,455 |
| 3.08 | Non-Operating Income | (30) | 960 | (14) | (164) |
| 3.08.01 | Incomes | (30) | 960 | 0 | 0 |
| 3.08.02 | Expenses | 0 | 0 | (14) | (164) |
| 3.09 | Income Before Taxes/Participations | (14,957) | 19,594 | (13,633) | 18,291 |
| 3.10 | Provision for Income Tax and Social Contribution | 3,900 | (8,029) | 3,407 | (7,278) |
| 3.11 | Deferred Income Tax | 131 | 491 | 159 | 249 |
| 3.12 | Participations/Statutory Contributions | (575) | (982) | 0 | (483) |
| 3.012.01 | Participations | (575) | (982) | 0 | (483) |

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## 03.01 - STATEMENT OF INCOME (Thousands of reais)

| 1 – CODE | 2 – DESCRIPTION | 3 – 04/01/2002 TO 06/30/2002 | 4 – 01/01/2002 TO 06/30/2002 | 5 – 04/01/2001 TO 06/30/2001 | 6 – 01/01/2001 TO 06/30/2001 |
|---|---|---|---|---|---|
| 3.12.01.01 | Managers' Participation | (575) | (982) | 0 | (483) |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of Interest on Own Capital | 0 | 0 | 0 | 0 |
| 3.15 | Earnings/Loss for the period | (11,501) | 11,074 | (10,067) | 10,779 |
| | NUMBER OF SHARES LESS TREASURY STOCKS (thousands) | 23,269 | 23,269 | 23,456 | 23,456 |
| | EARNINGS PER SHARE | | 0.47591 | | 0.45954 |
| | LOSS PER SHARE | (0.49426) | | (0.42919) | |

## Explanatory Notes to the Financial Statements
## Period ending on June 30, 2002
## (In thousand of reais)

### 1. Operating Context

The main activity of Saraiva S.A. Livreiros Editores (Publishing House) is the edition of books for grade school and high school, educational, legal and economic/administration books.

The operational cycle for the Publishing House is very seasonal, 80% of the sale concentrated between the last quarter of the year and the first quarter of the following year. That invoicing concentration is determined by two factors: (a) the "Back to school" period in the first quarter; and (b) sale of educational books for grade school to the government in the fourth and first quarters of the year.

### 2. Presentation and Preparation of the Financial Statements

The financial statements were prepared based on the accounting practices set forth by Brazilian corporate legislation and the norms of the Brazilian Securities and Exchange Commission.

Description of the main accounting practices:

**a. Financial applications**
Registered at cost, plus the earnings incurred through the date of the balance sheet, that do not exceed market value.

**b. Provision for doubtful receivables**
Constituted in an amount considered sufficient to cover possible losses in the execution of accounts receivable with customers and checks to receive. The credits that are considered to be irreparable are expressed directly in the income for the fiscal year.

**c. Rights and obligations**
Updated using exchange rate and/or the financial charges in the terms of the agreements and laws in force, so that they reflect the amounts incurred through the date of the balance sheet. The liabilities in foreign currency were converted to reais using the currency exchange rate on the closing date of the period.

**d. Inventories**
Evaluated at the average acquisition cost that does not exceed the market price.

**e. Investments**
The investment in the holding company is evaluated using the accounting equity method, and the others are evaluated at cost, minus the provision for devaluation.

**f. Fixed assets**

Registered at the acquisition, formation or construction cost. The depreciation is calculated linearly at rates that consider the useful life of the goods.

**g. Deferred**

Registered at the acquisition and formation cost; it basically refers to the Premium to amortize, pre-operational expenses with commercial assignment and expenses incurred prior to the start of operations in new stores.

Such expenses are amortized within 5 years, or pursuant to the lease agreements, based on the start of the commercial operations of such stores.

The Premium to amortize, resulting from the acquisition of interest in Editora Atual S.A., that was economically based on the expectation of future profitability based on the projection of the capacity to generate future profits by the deadline set for the return on the investment, was transferred from investments to the deferred assets as a result of the incorporation of said company in August of 1999, and is being linearly amortized in 60 monthly installments, calculated according to the results projected for the 5-year period starting on January 01, 2000.

**h. Copyrights**

Copyrights are credited when sales are made, and, in some cases, upon the acquisition of publishing rights. In the first case, the rights are considered as sales expenses, being entered into the result, and in the latter, included in production costs.

**i. Provisions**

The provisions are registered based on the best alternatives of risks involved.

**j. Income tax and social contribution**

The taxes on profits or losses for the fiscal year comprise the current and deferred amounts.

The income tax and social contribution for the period are calculated respectively at the rate of 15% on taxable profit, plus an additional 10% and, at the rate of 9% on the adjusted accounting profit.

The deferred income tax and social contribution are presented in the current and long-term assets and liabilities, pursuant to Explanatory Note # 11. They are registered to reflect the future fiscal effects attributable on: a) the temporary differences between the assets and liabilities fiscal base and the respective accounting value; and b) the fiscal losses and negative bases for the social contribution. The deferred fiscal assets are based on the realization expectation of future taxable profit using income tax rates in force on the date of the balance sheet; is annually revised and adjusted through the substantial alteration of the expected taxable profits; and the registration in the holding and parent companies' financial statements comply with the requirements of the Normative Ruling # 371, of June 27, 2002 of the Brazilian Securities and Exchange Commission (Explanatory Note # 15).

**I. Inflationary effects**

The permanent asset accounts and the net equity were corrected monetarily through December 31, 1995, when Law # 9,249/95 on monetary corrections of balance sheets was revoked in Brazilian corporate legislation.

**3. Consolidated Financial Statements**

The consolidated financial statements correspond to the financial statements of Saraiva S.A. Livreiros Editores and its holding company, Livraria e Papelaria Saraiva S.A., which has a participation in the capital of 99.91%.

The consolidated financial statements were prepared in accordance with the provisions of the Business Corporation Law, in the norms issued by the Securities and Exchange Commission, and in accordance with the main principles adopted for consolidation, which consider:

- The elimination of rights and obligations, as well as revenues, costs and expenses resulting from transactions effected among the companies included in the consolidation;
- The elimination of the investment in the controlling company against the net equity of the holding; and
- The minority shareholder interest held in the net equity and net losses for the period for the holding company is highlighted in the equity balance sheets and consolidated income statements.

**4. Accounts Receivable from Customers**

| | Publishing House | Consolidated |
|---|---|---|
| Trade bills receivable | 13,935 | 12,118 |
| Credit cards | 71 | 9,622 |
| Checks receivable | 3,695 | 5,186 |
| Others | 18 | 18 |
| (-) Provision for doubtful receivables | (544) | (726) |
| | 17,175 | 26,218 |

## 5. Inventories

| | Publishing House | Consolidated |
|---|---|---|
| Finished Products | 23,030 | 62,951 |
| Semi-finished products | 16,272 | 16,272 |
| Raw materials | 6,418 | 6,418 |
| Materials for packaging and consumption | 253 | 701 |
| | **45,973** | **86,342** |

## 6. Investments

| | Publishing House | Consolidated |
|---|---|---|
| Interest in holding company | 51,393 | - |
| Other investments | 3,765 | 5,164 |
| Provision for devaluation | (2,966) | (4,085) |
| | **52,192** | **1,079** |

The share held in the holding company is represented by the investment in Livraria e Papelaria Saraiva S.A. and the main information on the share held is as follows:

| | |
|---|---|
| Number of company capital shares - Thousand | 57,540 |
| Number of shares held - thousand | 57,490 |
| Percentage participation in the capital | 99.91% |
| Updated company capital | 51,210 |
| Net equity | 51,438 |
| Value of investment | 51,393 |
| Net losses for the period | (2,092) |
| **Calculation base for the value of the equity accounting** | **(2,092)** |
| **Result of the equity account** | **(2,090)** |

The information of the Balance Sheet of the holding company is as follows:

| ASSETS | 06/30/2002 | LIABILITIES | 06/30/2002 |
|---|---|---|---|
| **TOTAL ASSETS** | **99,225** | **LIABILITIES** | **99,255** |
| CURRENT ASSETS | 53,832 | CURRENT LIABILITIES | 23,503 |
| Cash and Banks | 1,836 | Loans and Financing | 5,916 |
| Financial Investments | - | Suppliers | 13,119 |
| Accounts Receivable from Customers | 10,979 | Taxes and Social Contributions | 1,375 |
| Inventories | 40,370 | Accounts and Expenses Payable | 3,093 |
| Other Credits and Accounts Receivable | 633 | | |
| *Expenses of the following year* | 14 | | |
| | | LONG-TERM LIABILITIES | 24,284 |
| LONG-TERM ASSETS | 14,245 | Provision for Contribution and Taxes | 15,676 |
| | | Loans and Financing | 7,485 |
| Deferred Income Tax and Social Contribution | 6,820 | Holding and parent | 436 |
| Other long-term assets | 7,425 | Other | 687 |
| | | SHAREHOLDERS' EQUITY | 51,438 |
| PERMANENT ASSETS | 31,148 | | |
| | | Capital | 51,210 |
| Investments | 280 | Capital Reserves | 2,190 |
| Fixed Assets | 23,796 | Earnings Reserves | 2,564 |
| Deferred | 7,072 | Accumulated Earnings | (4,526) |

## 7. Fixed Assets

| | Annual Depreciation Rate | Publishing House | Consolidated |
|---|---|---|---|
| **Corrected Cost** | | | |
| Lands | | 2,029 | 2,032 |
| Buildings and construction | 4% | 8,212 | 10,109 |
| Furniture, utensils, installations | 10% | 20,423 | 62,918 |
| Data processing equipment | 20% | 16,364 | 28,470 |
| Vehicles | 20% | 2,128 | 2,354 |
| Machinery and equipment | 10% | 11,909 | 12,287 |
| Other fixed assets | | 600 | 1,172 |
| | | ------ | ------ |
| | | 61,665 | 119,342 |
| | | (33,977) | (67,859) |
| | | ------ | ------ |
| | | **27,688** | **51,483** |

## 8. Deferred Items

| | Publishing House | Consolidated |
|---|---|---|
| **Corrected Cost** | | |
| Pre-operating expenses and other deferred amounts | 1,445 | 24,434 |
| Premium to amortize | 7,931 | 7,931 |
| | ------ | ------ |
| | 9,376 | 32,365 |
| **Accumulated amortization** | (4,759) | (20,675) |
| | ------ | ------ |
| | **4,617** | **11,690** |

## 9. Loans and Financing

| | Publishing House | Consolidated |
|---|---|---|
| **Current** | | |
| Loans | | |
| National currency – guaranteed account | 1,101 | 1,101 |
| Foreign currency – *Bacen*'s resolution 2,770 | 3,542 | 3,542 |
| | ------ | ------ |
| | 4,643 | 4,643 |
| Financing | | |
| National currency | | |
| *BNDES – FINEM* | 902 | 6,817 |
| Foreign currency | | |
| International Finance Corporation – IFC | 6,612 | 6,612 |
| | ------ | ------ |
| | 7,514 | 13,429 |
| | ------ | ------ |
| | **12,157** | **18,072** |
| **Long-Term** | | |
| Financing | | |
| National currency | | |
| *BNDES – FINEM* | 2,676 | 10,161 |
| Foreign currency | | |
| International Finance Corporation – IFC | 19,692 | 19,692 |
| | ------ | ------ |
| | **22,368** | **29,853** |

The national currency loans – guaranteed account are subject to an addition of financial charges calculated based on the variation of the *CDI.*

The foreign currency loans refer to the transfer of resources captured abroad according to Bacen's Resolution # 2,770 added to swap operations for interest rates – *CDI* (Explanatory Note # 14) and has promissory notes as guarantees. On the principal, subject to the exchange variation of the dollar, annual interest is levied according to contract provisions.

On the financing obtained by the Publishing House through BNDES - FINEM, with a mortgage guarantee, annual interest of 3.5% is levied, plus the Long-Term Interest Rate (*TJLP*). On the financing obtained by the holding, also from BNDES - FINEM, 100% is cosigned by the Publishing House, which has annual interest of between 3% and 3.5%, plus the TJLP.

On the financing obtained with IFC, subject to the exchange variation of the dollar, annual interest of 3% above the LIBOR is levied. The contract is free of any real guarantees, observing that, up through its total settlement, the Publishing House will maintain its current shareholder position in Livraria e Papelaria Saraiva S.A., and the controlling shareholders will jointly hold at least 50% of the voting common shares in the Publishing House.

The BNDES - FINEM financing were destined for the acquisition and implementation of an Integrated Business Administration System - ERP and the construction of a Distribution Center. The financing obtained from IFC was destined for investment in "*Mega Store*" type stores and the modernization of the conventional stores of the holding Livraria e Papelaria Saraiva S.A.

## 10. Related Parties

The transactions between the related parties comprise commercial purchase and sale operations and loans with Livraria e Papelaria Saraiva S.A. and were performed under common market conditions.

| | |
|---|---|
| **Balances** | |
| Current assets | |
| Accounts receivable | 2,372 |
| Loans receivable – loan agreement | 436 |
| | |
| Current liabilities | |
| Accounts payable | 24 |
| | |
| **Transactions** | |
| Merchandise sales | 4,393 |
| Merchandise purchase | 14 |

## 11. Deferred Income Tax and Social Contribution

The deferred income tax and social contribution have the following origin:

| | Publishing House | Consolidated |
|---|---|---|
| **Long-Term Assets** | | |
| *PIS/COFINS* Legal cases | 4,461 | 8,458 |
| Fiscal loss and negative base of social contribution | - | 2,823 |
| | ------ | ------ |
| | 4,461 | 11,281 |
| **Long-Term Liabilities** (in item "Contributions and Taxes") | | |
| Deferment of accelerated depreciation with incentive | 325 | 325 |
| Premium to be amortized - Art. 7 of Law 9,532/97 | 165 | 165 |
| | ------ | ------ |
| | 490 | 490 |

The conciliation of the expense calculated by the application of the combined rates and the income tax and social contribution expense debited in the result is demonstrated as follows:

| | Publishing House | Consolidated |
|---|---|---|
| **Accounting profit before *IR* and *CSLL*** | **19,594** | **18,545** |
| Combined tax rate | 34% | 34% |
| ***IR* and *CSLL* by the combined rate** | **(6,663)** | **(6,307)** |
| **Permanent additions** | | |
| Non-deductible expenses | (66) | (86) |
| Equity accounting | (711) | - |
| **Permanent exclusions** | | |
| Managers' Participation | 88 | 88 |
| **Other Items** | | |
| (Additional *IR* without surplus of taxable profit, fiscal incentives and others) | (186) | (186) |
| | ------ | ------ |
| | (7,538) | (6,491) |
| ***IR* and *CSLL* in the result of the period** | | |
| Expense in the period | (8,029) | (8,029) |
| Deferred | 491 | (1,538) |
| | ----- | ----- |
| | (7,538) | (6,491) |
| **Effective rate on the net profit** | 38.47% | 35.00% |

***CVM* Instruction 371 of 6/27/2002**

Based on: (a) the expectation to generate future taxable profits and positive cash flows, brought to present value; and (b) the profitability and positive cash flows history within the past five years; and, therefore, meeting the provisions and conditions on *CVM* Instruction 371/02, both the parent and controlled companies have acknowledged and registered in their financial statements the deferred tax assets formed on the long-term liabilities, represented by legal proceedings that claim for federal taxes, and, in the case of the controlled company, also on the balance of tax losses and negative bases of social contribution.

In the case of the Publishing House, projections show the possibility to realize in the same current year, if the proceedings filed are decisively judged.

In the case of the controlled company, the full realization of the deferred tax assets is expected to be within the next four years, to wit:

| Dates of the Balances | Realization of the Deferred Tax Assets | Balance of the Deferred Tax Assets |
|---|---|---|
| 06/30/2002 | | 6,820 |
| 12/31/2003 | 744 | 6,076 |
| 12/31/2004 | 1,999 | 4,077 |
| 12/31/2005 | 2,660 | 1,417 |
| 12/31/2006 | 1,417 | 0 |

## 12. Provision for Contributions and Taxes

The Company is legally disputing some federal taxes, and, based on the opinion of the counsels thereof, does not expect losses upon the closing of those procedures greater than the provisioned amounts. The composition of the contingent liabilities is as follows:

| | **Publishing House** | **Consolidated** |
|---|---|---|
| PIS - Installment with 1% interest with no fine | 7,733 | 13,397 |
| PIS/COFINS - Increase in base and taxable rate | 5,389 | 11,480 |
| IR/CSLL - Real Plan – Law no. 8,880/94 | 745 | 4,665 |
| | ------ | ------ |
| | **13,867** | **29,542** |

## 13. Net Equity

According to the minutes of the Special General Meeting held on April 25, 2002, amendments to the provisions of the bylaws were approved.

The fully paid-in capital of the company of R$ 36,880 is represented by 23,269,203 shares, 9,622,313 of which being common shares and 13,646,890 preferred shares with no par value. The Company is authorized to increase the company capital, independent of statutory reform, by up to 500,000 shares, until the limit of 23,769,203 shares issued.

The preferred shares may not exceed 2/3 of the total of the shares issued; have no right to vote, except in the cases provided for by law or in the bylaws; may not be converted into common shares; and offer the following advantages to shareholders:

**a)** differentiated treatment in the event of disposal of the Company's control, pursuant to the Bylaws; **b)** dividends equal to those attributed to the common shares; and **c)** participation under equal conditions with the holders of common shares in the distribution of bonus shares, resulting from reserves capitalization, accumulated profits, and any other funds.

Any alteration in the preferences, rights and advantages conferred upon the preferred shares is subject to the previous consent, or ratification, by the shareholders holding more than half of such shares.

All of the shares have the right to a minimum dividend of 25% of the adjusted net profit for each fiscal year.

## 14. Financial Instruments

The Publishing House performs operations registered in equity accounts that have the objective of meeting the operational needs and reducing the exposure to currency risks and interest rates. The operations are performed with renowned financial institutions that are administered by the financial area with the determination of the position and exposure limits and monitoring of the risks involved.
The derivatives operations performed by the Publishing House in the period were as follows:

**a)** Hedge contracts – Swaps, without cash to offer coverage to the amortization installments of the financing with International Finance Corporation (IFC), of June 15 and December 13, 2002 and June 13, 2003. The operations contracted respective on 11/5/2001, 3/4/2002 and 4/12/2002, involving the amount of US$ 4,200, resulted in a gain registered in the semester of R$ 1,228;

b) Swap contracts for interest rates linked to the loans obtained according to Resolution # 2,770 - Bacen (Explanatory Note no. 9). The operations result in financial expenses registered of R$27, corresponding to the variation of the CDI and involved the amount of R$5,700 (US$ 2,152).

**Other financial instruments**

Meeting CVM Instruction # 235/95, the accounting balances and the market values for the financial instruments included in the equity balance sheet consolidated on June 30, 2002 are identified as follows:

| Description | Accounting Balance | Market Value |
|---|---|---|
| Cash | 3,363 | 3,363 |
| Taxes to recover | 783 | 783 |
| Deferred income tax and social contribution – assets | 11,281 | 9,485 |
| Investments evaluated at cost without quote on the stock exchange | 1,079 | 1,079 |
| Loans and financing | 47,925 | 47,925 |
| Deferred income tax and social contribution - liabilities | 490 | 490 |

Criteria, premises and limitations used in the calculation of the market values

**a. Deferred income tax and social contribution**

The market value for deferred income taxes and social contribution was calculated based on its present value verified through future cash flows and using the TJLP interest rate.

**b. Loans and financing**

The accounting balances for loans and financing substantially correspond to the financing obtained from BNDES and IFC. The market values for those financing instruments are identical to the accounting balances, as there are no similar instruments on the national market with comparable maturities and interest rates.

**c. Limitations**

The market values were estimated at a specific time, based on the "relevant market information". The changes in the premises may significantly affect the estimates presented.

## 15. Insurance Coverage

On June 30, 2002, the Company held insurance coverage against fire and various risks for the goods of the fixed assets and for inventories, in amounts considered sufficient to cover possible losses.

## 05.01 - COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

SEE COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER – 08/ITR.

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## 06.01 – BALANCE SHEET – CONSOLIDATED ASSETS (Thousands of reais)

| 1- CODE | 2 – DESCRIPTION | 3- 06/30/2002 | 4- 03/31/2002 |
|---|---|---|---|
| 1 | Total Assets | 209,762 | 247,581 |
| 1.01 | Current Assets | 119,763 | 157,894 |
| 1.01.01 | Cash | 3,363 | 6,926 |
| 1.01.01.01 | Cash and banks | 3,363 | 4,309 |
| 1.01.01.03 | Debentures and Securities | 0 | 2,617 |
| 1.01.02 | Credits | 28,600 | 64,996 |
| 1.01.02.01 | Customers | 26,218 | 59,807 |
| 1.01.02.02 | Recoverable Taxes | 783 | 232 |
| 1.01.02.03 | Other | 1,599 | 4,957 |
| 1.01.03 | Inventories | 86,342 | 84,643 |
| 1.01.03.01 | Finished Products and goods | 62,951 | 66,296 |
| 1.01.03.02 | Semi-finished Products | 16,272 | 13,626 |
| 1.01.03.03 | Raw Material | 6,418 | 4,206 |
| 1.01.03.04 | Materials for packaging and consumption | 701 | 515 |
| 1.01.04 | Other | 1,458 | 1,329 |
| 1.01.04.01 | Expenses of the following year | 1,458 | 1,329 |
| 1.02 | Non-Current Assets | 25,747 | 23,484 |
| 1.02.01 | Miscellaneous Credits | 0 | 0 |
| 1.02.02 | Credits With Related Parties | 0 | 0 |
| 1.02.02.01 | With Affiliates | 0 | 0 |
| 1.02.02.02 | With Subsidiaries | 0 | 0 |
| 1.02.02.03 | With Other Related Parties | 0 | 0 |
| 1.02.03 | Other | 25,747 | 23,484 |
| 1.02.03.01 | Tax Incentive Deposits | 0 | 0 |
| 1.02.03.02 | Judicial Deposits | 14,418 | 13,287 |
| 1.02.03.03 | Deferred Income Tax and Social Contribution | 11,281 | 10,156 |
| 1.02.03.04 | Other | 48 | 41 |
| 1.03 | Permanent Assets | 64,252 | 66,203 |
| 1.03.01 | Investments | 1,079 | 1,079 |
| 1.03.01.01 | Participation in Affiliates | 0 | 0 |
| 1.03.01.02 | Participation in Subsidiaries | 0 | 0 |
| 1.03.01.03 | Other Investments | 1,079 | 1,079 |
| 1.03.01.03.01 | Tax Incentives | 1,024 | 1,024 |
| 1.03.01.03.02 | Other | 55 | 55 |
| 1.03.02 | Property, Plant & Equipment | 51,483 | 52,542 |
| 1.03.02.01 | Lands | 2,032 | 2,032 |
| 1.03.02.02 | Buildings and Construction | 7,242 | 7,336 |
| 1.03.02.03 | Furniture, utensils & installations | 23,004 | 23,745 |
| 1.03.02.04 | Vehicles | 918 | 933 |
| 1.03.02.05 | Machinery & Equipment | 3,047 | 3,249 |
| 1.03.02.06 | Data Processing Equipment | 14,068 | 14,071 |

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| **01047-2** | **SARAIVA S.A. LIVREIROS EDITORES** | **60.500.139/0001-26** |

## 06.01 – BALANCE SHEET – CONSOLIDATED ASSETS (Thousands of reais)

| 1- CODE | 2 – DESCRIPTION | 3- 06/30/2002 | 4- 03/31/2002 |
|---|---|---|---|
| 1.03.02.07 | Other fixed assets | 1,172 | 1,176 |
| 1.03.03 | Deferred | 11,690 | 12,582 |
| 1.03.03.01 | Premium to amortize | 3,966 | 4,362 |
| 1.03.03.02 | Other | 7,724 | 8,220 |

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## 06.02 – BALANCE SHEET – CONSOLIDATED LIABILITIES (Thousands of reais)

| 1- CODE | 2 – DESCRIPTION | 3- 06/30/2002 | 4- 03/31/2002 |
|---|---|---|---|
| 2 | Total Liabilities | 209,762 | 247,581 |
| 2.01 | Current Liabilities | 50,364 | 76,932 |
| 2.01.01 | Loans and Financing | 18,072 | 12,484 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Suppliers | 17,095 | 26,980 |
| 2.01.04 | Taxes, Fees and Contributions | 2,843 | 3,102 |
| 2.01.04.01 | Provision for Income Tax | 0 | 0 |
| 2.01.04.03 | Taxes and Social Charges | 2,843 | 3,102 |
| 2.01.05 | Dividends Payable | 0 | 0 |
| 2.01.06 | Provisions | 9,153 | 15,061 |
| 2.01.06.01 | Provision for Vacation and Charges | 4,030 | 4,406 |
| 2.01.06.02 | Provision for Income Tax | 3,382 | 7,256 |
| 2.01.06.03 | Provision for Social Contribution | 223 | 1,837 |
| 2.01.06.04 | Managers' Participation | 982 | 511 |
| 2.01.06.05 | Provision for 13th Wage and Charges | 536 | 1,051 |
| 2.01.07 | Debts with Related Parties | 0 | 0 |
| 2.01.08 | Other | 3,201 | 19,305 |
| 2.01.08.01 | Bills and Expenses Payable | 2,046 | 2,781 |
| 2.01.08.02 | Copyright Payable | 1,132 | 7,221 |
| 2.01.08.03 | Interest on Own Capital | 23 | 7,864 |
| 2.01.08.04 | Managers' Participation | 0 | 1,439 |
| 2.02 | Long-Term Liabilities | 60,572 | 60,320 |
| 2.02.01 | Loans and Financing | 29,853 | 30,521 |
| 2.02.02 | Debentures | 0 | 0 |
| 2.02.03 | Provisions | 30,032 | 29,136 |
| 2.02.03.01 | Contributions and Taxes | 30,032 | 29,136 |
| 2.02.04 | Debts with Related Parties | 0 | 0 |
| 2.02.05 | Other | 687 | 663 |
| 2.03 | Results of Future Years | 0 | 0 |
| 2.04 | Minor Participations | 45 | 47 |
| 2.05 | Shareholders' Equity | 98,781 | 110,282 |
| 2.05.01 | Paid-in Capital | 36,880 | 34,715 |
| 2.05.01.01 | Corrected Capital | 36,880 | 34,715 |
| 2.05.02 | Capital Reserves | 13,947 | 13,947 |
| 2.05.02.01 | Tax Incentive Reserves | 4,427 | 4,427 |
| 2.05.02.02 | Subscribers' Premium Reserve | 8,653 | 8,653 |
| 2.05.02.03 | Reserve for Maintenance of Own Capital | 724 | 724 |
| 2.05.02.04 | Other | 143 | 143 |
| 2.05.03 | Re-evaluation Reserves | 0 | 0 |
| 2.05.03.01 | Own Assets | 0 | 0 |
| 2.05.03.02 | Subsidiaries/Affiliates | 0 | 0 |

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## 06.02 – BALANCE SHEET – CONSOLIDATED LIABILITIES (Thousands of reais)

| 1- CODE | 2 – DESCRIPTION | 3- 06/30/2002 | 4- 03/31/2002 |
|---|---|---|---|
| 2.05.04 | Earnings Reserves | 35,643 | 37,808 |
| 2.05.04.01 | Legal | 5,519 | 5,519 |
| 2.05.04.02 | Statutory | 0 | 0 |
| 2.05.04.03 | For Contingencies | 0 | 0 |
| 2.05.04.04 | Unpaid Earnings | 0 | 0 |
| 2.05.04.05 | Retention of Earnings | 0 | 0 |
| 2.05.04.06 | Special for Unpaid Dividends | 0 | 0 |
| 2.05.04.07 | Other Earnings Reserves | 30,124 | 32,289 |
| 2.05.04.07.01 | Reserve for Capital Increase | 30,124 | 32,289 |
| 2.05.05 | Accumulated Earnings/Loss | 12,311 | 23,812 |

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## 07.01 - STATEMENT OF CONSOLIDATED INCOME (Thousands of reais)

| 1 - CODE | 2 - DESCRIPTION | 3 - 04/01/2002 TO 06/30/2002 | 4 - 01/01/2002 TO 06/30/2002 | 5 - 04/01/2001 TO 06/30/2001 | 6 - 01/01/2001 TO 06/30/2001 |
|---|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and/or Services | 62,102 | 207,101 | 58,904 | 205,274 |
| 3.02 | Deductions from Gross Revenue | (5,300) | (14,050) | (4,727) | (13,422) |
| 3.03 | Net Revenue from Sales and/or Services | 56,802 | 193,051 | 54,177 | 191,852 |
| 3.04 | Cost of Products and Services Sold | (30,752) | (84,555) | (27,442) | (80,516) |
| 3.05 | Gross Income | 26,050 | 108,496 | 26,735 | 111,336 |
| 3.06 | Operating Income/Expenses | (42,626) | (90,780) | (41,716) | (94,070) |
| 3.06.01 | With Sales | (22,201) | (54,733) | (23,244) | (56,584) |
| 3.06.02 | General and Administrative | (11,836) | (21,664) | (11,188) | (21,139) |
| 3.06.02.01 | Management compensation | (920) | (1,611) | (747) | (1,494) |
| 3.06.02.02 | Other | (10,916) | (20,053) | (10,441) | (19,645) |
| 3.06.03 | Financial | (5,431) | (7,996) | (4,490) | (9,672) |
| 3.06.03.01 | Financial Income | 1,630 | 2,359 | 457 | 1,068 |
| 3.06.03.02 | Financial Expenses | (7,061) | (10,355) | (4,947) | (10,740) |
| 3.06.04 | Other Operating Income | 368 | 753 | 1,052 | 1,052 |
| 3.06.05 | Other Operating Expenses | (3,526) | (7,140) | (3,846) | (7,727) |
| 3.06.05.01 | Depreciations and Amortizations | (3,497) | (7,068) | (3,823) | (7,679) |
| 3.06.05.02 | Other | (29) | (72) | (23) | (48) |
| 3.06.06 | Income of Equity Equivalence | 0 | 0 | 0 | 0 |
| 3.07 | Operating Income | (16,576) | 17,716 | (14,981) | 17,266 |
| 3.08 | Non-Operating Income | (34) | 829 | (13) | (281) |
| 3.08.01 | Incomes | (34) | 829 | 0 | 0 |
| 3.08.02 | Expenses | 0 | 0 | (13) | (281) |
| 3.09 | Income Before Taxes/Participations | (16,610) | 18,545 | (14,994) | 16,985 |
| 3.10 | Provision for Income Tax and Social Contribution | 4,432 | (8,029) | 3,613 | (7,278) |
| 3.11 | Deferred Income Tax | 1,145 | 1,538 | 1,303 | 1,553 |
| 3.12 | Participations/Statutory Contributions | (471) | (982) | 9 | (483) |
| 3.012.01 | Participations | (471) | (982) | 9 | (483) |

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## 07.01 - STATEMENT OF CONSOLIDATED INCOME (Thousands of reais)

| 1 – CODE | 2 – DESCRIPTION | 3 – 04/01/2002 TO 06/30/2002 | 4 – 01/01/2002 TO 06/30/2002 | 5 – 04/01/2001 TO 06/30/2001 | 6 – 01/01/2001 TO 06/30/2001 |
|---|---|---|---|---|---|
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of Interest on Own Capital | 0 | 0 | 0 | 0 |
| 3.15 | Minor Participation | 3 | 2 | 2 | 2 |
| | Earnings/Loss for the period | (11,501) | 11,074 | (10,067) | 10,779 |
| | NUMBER OF SHARES LESS TREASURY STOCKS (thousands) | 23,269 | 23,269 | 23,456 | 23,456 |
| | EARNINGS PER SHARE | | 0.47591 | | 0.45954 |
| | LOSS PER SHARE | (0.49426) | | (0.42919) | |

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

# 1. HIGHLIGHTS

Comparing the 1st semester of 2002* with the same period in 2001, the main consolidated financial data were as follows:

- ✓ Consolidated profit of R$ 11.1 million, registering a 3% growth;
- ✓ Net consolidated sale of R$ 193.1 million, registering a 1% growth;
- ✓ Operating consolidated profit (EBITDA) of R$ 32.8 million, presenting a 5% reduction;

* Because the publishing field is highly seasonal, an isolated analysis of the 2nd quarter represents very little in relation to the entire year.

At Livraria, in continuation of the project to expand the network of physical stores, in the beginning of April we opened a *Mega Store* at Shopping Tijuca, one of the major commercial spots in Rio de Janeiro.

# 2. EDITORA SARAIVA

The table below summarizes the main data related to the economic and financial performance:

**R$ million**

| Description | 1st Semester/02 | | 1st Semester/01 | | Horizontal Analysis % |
|---|---|---|---|---|---|
| | Amount | Vertical Analysis % | Amount | Vertical Analysis % | |
| ➢ Net sales | 95.7 | 100.00 | 97.00 | 100.00 | (1) |
| ➢ Gross margin | 72.2 | 75.4 | 75.0 | 77.3 | (4) |
| ➢ Operating expenses | 45.0 | 47.0 | 46.7 | 48.2 | (4) |
| ➢ EBITDA | 30.6 | 32.0 | 32.2 | 33.2 | (5) |
| ➢ Net financial result | 6.5 | 6.8 | 7.9 | 8.2 | (18) |
| ➢ Net profit before equity | 13.2 | 13.8 | 13.4 | 13.8 | (2) |

## 08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

✓ Net sales fell 1%. In spite of the R$ 8.1 million increment to the total amount of textbook sales for the government by virtue of the National Program of Textbooks (*PNLD*), there was a smaller allocation of such sales in the first semester of 2002 comparing with the same period in 2001, as detailed below:

**R$ million**

| PNLD | Total Sales | Allocation of Sales | Allocated Amount in the 1st semester |
|---|---|---|---|
| PNLD/2001<br>(For the school year of 2001) | 65.6 | 81% in the 4Q00<br>19% in the 1Q01 | 12.2 |
| PNLD/2002<br>(For the school year of 2001) | 73.7 | 88% in the 4Q01<br>12% in the 4S02 | 8.6 |

All the main lines of books sold in the private market (textbooks and law books) recorded a sales growth of 2%. The most recent publishing areas, auxiliary textbooks and economics and management books, had an excellent performance, with growth of 37% and 22%, respectively.

In the performance of law books, it must be said that the long waited new Brazilian civil code was approved only in the middle of January 2002. Thus, all works related to the new code started to being traded only in February, causing an impact to the 1st semester sales, which fell 7%. The 2nd quarter has already shown an important recovery, with a 25% growth comparing with the same period last year. We expect to be continuously growing in the following months.

✓ Reduction of the gross margin, dropping from 77.3% in the 1st semester of 2001 to 75.4% in the same period in 2002. Such a fall reflects the increase in production costs, including the collective bargaining in the graphical sector and some inputs that had been affected by the variation of the dollar;

✓ 4% reduction in operating expenses, recording a nominal reduction of R$ 1.8 million. Considering that this year's expenses have been affected by the increase of public charges and collective bargaining of 7.85% granted in Sept/01, we have perceived a relevant gain in operating efficiency. This result from cash management measures that were adopted as of the end of 2001, comprising a significant reduction of expenses;

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

- ✓ 5% reduction in the generation of operating cash measured by EBITDA. The fall of gross margin overcame the gain with the reduction of expenses and caused the EBITDA to fall;
- ✓ 18% reduction of net financial expenses by virtue of the lower level of average debt during the 1st semester of 2002 and also from the positive result of the exchange protection operations for the liabilities in dollar;
- ✓ Slight reduction of net profit before equity of Livraria, going from R$ 13.4 million in 2001 to R$ 13.2 million in 2002.

## INVESTMENTS

The main highlights during the semester were:

- ✓ Implementation of a business intelligence tool to complete the functionalities of the corporate management integrated software that has recently been installed;
- ✓ Relevant investments in the renewal and amplification of our catalog, with emphasis on the reformulation of the "Viver e Aprender" textbooks collection. Such collection has sold over 30 million copies (in 10 years of existence), and was reformulated and updated. Besides, it will be made available in line with the most modern tendencies in teaching, offering a package of pedagogical support services with courses, speeches and exclusive website.

We further insisted in the analysis of possible acquisitions of catalog or companies of the sector that result in efficient alternatives for our growth.

# 3. LIVRARIA SARAIVA

In order to enable more precise analysis, we present below Livraria's main financial data, separating the results of the physical stores from those of the on-line retail business, carried on through the saraiva.com.br website. Livraria's aggregate data (physical stores + on-line retail) are informed in section 18.01 – subsidiary's income statement – of the quarterly information.

## PHYSICAL STORES

## RESULTS

R$ million

| Description | 1st Semester/02 | | 1st Semester/01 | | Horizontal Analysis % |
|---|---|---|---|---|---|
| | Amount | Vertical Analysis % | Amount | Vertical Analysis % | |
| ➢ Net sales | 91.6 | *100.00* | 92.7 | *100.00* | (1) |
| ➢ Gross margin | 32.5 | *35.5* | 33.7 | *36.3* | (4) |
| ➢ Operating expenses | 32.4 | *35.4* | 32.1 | *34.6* | 1 |
| ➢ EBITDA | 4.1 | *4.4* | 6.1 | *6.6* | (33) |
| ➢ Net financial result | (0.6) | *(0.6)* | 0.1 | *0.2* | (472) |

The highlights in the performance of the physical stores were:

✓ 1% fall in net sales, explained by two reasons:

- The present restraining economic conjuncture, causing an impact on retail operations;
- Less operating stores during the 2nd semester of 2002 comparing to the 1st semester of 2001, as shown below:

| Type of store | 06/30/02 | 06/30/01 |
|---|---|---|
| Mega Store | 13 | 13 |
| Traditional (1) | 18 | 20 |
| **TOTAL STORES** | **31** | **33** |

(1) Store within Universidade São Judas – SP – closed in Jun/01.
- Traditional store located at Shopping Tijuca – RJ – deactivated in Feb/02.

In the "same stores" concept, there was a sales growth of 1%, highlighting that comparable stores in Mega Store type grew 4% and comparable traditional registered a fall of 6%. Such a different performance endorses our Mega Store type expansion project.

## 08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

In spite of the adverse economic conjuncture, we have developed projects that will place us on a distinguished position in relation to our competitors. One of such projects, named "Copa Saraiva" [Saraiva Cup], will be implemented during the 3rd quarter and involves a wide motivational program with the purposes to increment sales;

- ✓ Gross margin goes worse, dropping from 36.3% in 2001 to 35.5% in 2002. The reduction is explained due to the changes in the mix of products sold;
- ✓ Operating expenses grew 1%. Despite the efforts used in the company's cash management by means of a number of rationalization measures, the expenses suffered impact due to:
  - Pre-operating expenses with the Mega Store inaugurated in April/02, at Shopping Tijuca, in Rio de Janeiro
  - Collective bargaining of 8.1% granted in December/01;
  - Restructuring expenses related to the two Mega Stores located in Shopping Eldorado in São Paulo, and which caused one of the stores to close and adaptation of mix and amplification of the other store.

  It is important to emphasize that, as of the 2nd semester, new measures will be adopted aiming at achieving efficiency gains in the expenses/sales relation.
- ✓ Profitability indexes fell. The adverse economic scenario also caused the EBITDA to go worse, which went from R$ 6.1 million in 2001 to R$ 4.1 million in 2002, and in net final result, which went from profit of R$ 0.1 million to a net loss of R$ 0.6 million.

## INVESTMENTS

The main highlights during the 2nd quarter of 2002 were:

- ✓ Inauguration of the Mega Store located at Shopping Tijuca in Rio de Janeiro;
- ✓ Acquisition of equipment for the substitution of the listening center areas in the Mega Stores, for modern self-service terminals.

Such an investment will provide our customers with additional comfort and personal savings.

During the 2nd quarter of 2002, we continued our relations related to the exploration of strategic locations for our physical stores expansion project.

## SARAIVA.COM.BR

## RESULTS

R$ million

| Description | 1st Semester/02 | | 1st Semester/01 | | Horizontal Analysis % |
|---|---|---|---|---|---|
| | Amount | Vertical Analysis % | Amount | Vertical Analysis % | |
| ➢ Net sales | 10.1 | 100.00 | 7.1 | 100.00 | 42 |
| ➢ Gross margin | 3.8 | 37.8 | 2.6 | 36.8 | 46 |
| ➢ Operating expenses | 6.1 | 60.1 | 6.6 | 92.4 | (8) |
| ➢ EBITDA | (1.9) | (18.7) | (3.7) | (51.1) | (48) |
| ➢ Net profit | (1.5) | (15.2) | (2.8) | (38.8) | (45) |

The highlights in the performance of e-commerce operations during the 1st semester were:

- ✓ Sales grew 42%. It must be emphasized that sales on the Internet are already higher than at any other network store;
- ✓ Gross margin improves, going up from 36.8% to 37.8%. This result is related to a lower index subsidy of the freight expense and to the progresses verified in the supplying conditions;
- ✓ 8% reduction in operating expenses, which now represent 60.1% in net sales against 92.4% during the same period in the previous year. Such a significant improvement is the result of a greater scale obtained, ongoing acting in the control of expenses and making the best out of the synergies with the physical stores;

## 08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

✓ Reduction of 45% in loss, which fell from R$ 2.8 million in 2001 to R$ 1.5 million in 2002, reflecting the operating gains obtained.

The main performance indexes of our e-commerce operation are demonstrated as follows:

| Indexes | 1st sem/02 | 1st sem/01 |
|---|---|---|
| Customers (thousands) | 568 | 300 |
| Page views/month (millions) | 15 | 12 |
| Unique visitors/month (thousands) | 1,078 | 1,050 |
| % on the total net sales of Livraria | 10.0 | 7.2 |
| Average ticket ($) | 59 | 53 |

In recognition of the evolution of our electronic retail market, Saraiva received the iBEST 2002 - Revelation category, one of the most important awards on the Brazilian Internet. Another distinguished factor was how our site was rated by e-bit: "Diamond Medal", which awards the performance of virtual stores that achieve excellence criteria in the services provided.

It is important to emphasize that all performance indexes are demonstrating expressive evolution and we maintained our expectation to generate positive cash as of the end of 2002.

## 4. CONSOLIDATED

Net consolidated sales grew 1%, rising from R$ 191.9 million in the 1st semester of 2001 to R$ 193.1 million in 2002.

The net consolidated profit of the 1st semester of 2002 was R$ 11.1 million, against R$ 10.8 million in 2001, registering a 3% growth.

Upon analyzing the net consolidated profit growth, we verified that although the gross margin of the Publishing House suffered a reduction of R$ 2.8 million, other factors favor the net result in 2002:

- ✓ Economy of R$ 1.8 million in the Publishing House's operating expenses;
- ✓ Improvement of the net results of e-commerce operations, which overcame the reduction of the result of physical stores and favored the consolidated result in R$ 0.5 million;
- ✓ Improvement of R$ 1.4 million in the net financial result of the Publishing House, by virtue of a lower debt and of the gain with hedge operations for short-term installment of our liabilities denominated in dollar.

## 5. CAPITAL STRUCTURE

### DEBT

The consolidated net debt showed a significant reduction, dropping from R$ 63.8 million in June 2001 to R$ 44.6 million in 2002.

### HEDGE

Liabilities exposed to exchange-rate variation is now of US$ 6.9 million, with semiannual installments payable between December/03 and June/06. The next short-term installments (December/02 and June/03) are protected against the exchange-rate risk through hedge operations structured on favorable conditions (at the time the hedge was taken, the dollar rate in the demand market was about R$ 2.30).

## 6. HUMAN RESOURCES

In line with our talent retention policy, during the 2nd quarter of 2002 we established the "Prata da Casa Vale Ouro" Program [House Silver is Worth Gold Program] in order to capacitate and value our retail collaborators.

## 7. PROPECTS

The dynamic environment of modern markets requires companies to be capable of moving fast, keeping up with technological changes. In this sense, we have adapted our strategic vision.

At **Editora**, we have invested in the preparation of works with greater added value. More and more we will produce a publishing content with pedagogical support services that efficiently meet the actual needs of our consumers. In the **law portal,** we are building a community with law operators, customizing our target public.

At **Livraria**, we will persist in seeking strategic locations to expand our physical store chain, which will enable us to intensify scale gains, and result in better profit rates. In the **on-line retail** area, we will act towards the consolidation of our business plan to rapidly achieve profitability.

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## 09.01 – OWNERSHIP INTEREST ON SUBSIDIARIES AND/OR AFFILIATES

| 1 – ITEM | 2 – COMPANY NAME | 3 - TAXPAYER ID # ("CNPJ") | 4 - CLASSIFICATION | 5 - % CAPITAL STOCK | 6 - % NET WORTH INVESTOR |
|---|---|---|---|---|---|
| 7 – COMPANY TYPE | | 8 – NUMBER OF SHARES IN THE PRESENT QUARTER (THOUSAND) | | 9 – NUMBER OF SHARES IN THE PREVIOUS QUARTER | |
| 01 | LIVRARIA E PAPELARIA SARAIVA S.A.. | 61.254.454/0001-83 | CLOSED SUBSIDIARY | 99.91 | 52.52 |
| COMMERCIAL COMPANY, INDUSTRIAL COMPANIES AND OTHERS | | 57,490 | | 57,490 | |

## 16.01 – OTHER RELEVANT INFORMATION AS DEEMED BY THE COMPANY

### Sales on the Internet

In order to disclose the results of the e-commerce operations made by Livraria e Papelaria Saraiva S.A., please find below such results, highlighting the result of the period ended on June 30, 2002:

| | 04/01/2002 to 06/30/2002 | 01/01/2002 to 06/30/2002 | 04/01/2001 to 06/30/2001 | 01/01/2001 to 06/30/2001 |
|---|---|---|---|---|
| **Gross operating revenue** | 5,098 | 11,015 | 3,710 | 7,597 |
| **Deductions (*ICMS, PIS* and *COFINS*)** | (456) | (883) | (235) | (447) |
| **Net operating revenue** | 4,642 | 10,132 | 3,475 | 7,150 |
| **Sales cost** | (2,758) | (6,304) | (2,100) | (4,520) |
| **Gross profit** | 1,884 | 3,828 | 1,375 | 2,630 |
| **Operating expenses** | | | | |
| Sales | (2,821) | (5,637) | (3,045) | (6,100) |
| Management fees | (45) | (90) | (92) | (185) |
| Financial | (39) | (75) | (81) | (227) |
| Depreciation and amortization | (183) | (360) | (162) | (321) |
| Other | 2 | 3 | 0 | 0 |
| | (3,086) | (6,159) | (3,380) | (6,833) |
| Net loss before *IR* and *CSLL* | (1,202) | (2,331) | (2,005) | (4,203) |
| Deferred *IR* and *CSLL* | 426 | 793 | 681 | 1,429 |
| Net loss in the period | (776) | (1,538) | (1,324) | (2,774) |

The data related to these operations have been revised by KPMG Auditores Independentes together with the report on special revision referring to the quarter ended on June 30, 2002.

17.01 – REPORT ON THE SPECIAL REVISION – WITHOUT RESTRICTIONS

**Independent Auditor's Report on the Special Revision**

To the
Board of Directors and Shareholders of
Saraiva S.A. Livreiros Editores
São Paulo - SP

We have carried out a special revision of the Quarterly Information ("ITR") of Saraiva S.A. Livreiros Editores, and consolidated of such Company and its holding company, as of and for the quarter ended on June 30, 2002, which comprises the balance sheet, income statement, performance report and relevant information, prepared in accordance with accounting principles established by Brazilian Corporate Legislation.

We conducted our revision in accordance with specific standards established by the Brazilian Accountants' Institute ("IBRACON") and the Brazilian Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas of the Company and its holding, about the main criteria adopted in preparing the quarterly information; and (b) revision of the information and subsequent events that have or could have material effects on the financial position and operations of the Company and its holding.

Based on our special revision, we are not aware of any relevant modifications that should be made to the quarterly information referred to above in order for them to be in accordance with the accounting principles established by Brazilian Corporate Legislation and standards issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the required quarterly information.

August 12, 2002.

KPMG Auditores Independentes
*CRC* [Regional Accounting Board] 2SP014428/O-6

Adelino Dias Pinho
Accountant *CRC* [Regional Accounting Board] 1SP097869/O-6

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## SUBSIDIARY/AFFILIATE

| COMPANY'S NAME |
|---|
| LIVRARIA E PAPELARIA SARAIVA S.A. |

## 18.01 – INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (Thousands reais)

| 1 – CODE | 2 – DESCRIPTION | 3 – 04/01/2002 TO 06/30/2002 | 4 – 01/01/2002 TO 06/30/2002 | 5 – 04/01/2001 TO 06/30/2001 | 6 – 01/01/2001 TO 06/30/2001 |
|---|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and/or Services | 47,156 | 112,160 | 45,339 | 109,614 |
| 3.02 | Deductions from Gross Revenue | (4,714) | (10,425) | (4,230) | (9,752) |
| 3.03 | Net Revenue from Sales and/or Services | 42,442 | 101,735 | 41,109 | 99,862 |
| 3.04 | Cost of Products and Services Sold | (27,823) | (65,433) | (25,676) | (63,534) |
| 3.05 | Gross Income | 14,619 | 36,302 | 15,433 | 36,328 |
| 3.06 | Operating Income/Expenses | (19,289) | (39,310) | (19,500) | (40,140) |
| 3.06.01 | With Sales | (13,914) | (28,984) | (13,843) | (28,539) |
| 3.06.02 | General and Administrative | (3,047) | (5,818) | (2,836) | (5,628) |
| 3.06.02.01 | Management compensation | (345) | (629) | (264) | (528) |
| 3.06.02.02 | Other | (2,702) | (5,189) | (2,572) | (5,100) |
| 3.06.03 | Financial | (873) | (1,455) | (862) | (1,721) |
| 3.06.03.01 | Financial Income | 27 | 371 | 189 | 368 |
| 3.06.03.02 | Financial Expenses | (900) | (1,826) | (1,051) | (2,089) |
| 3.06.04 | Other Operating Income | 355 | 706 | 289 | 289 |
| 3.06.05 | Other Operating Expenses | (1,810) | (3,759) | (2,248) | (4,541) |
| 3.06.05.01 | Depreciations and Amortizations | (1,798) | (3,722) | (2,235) | (4,525) |
| 3.06.05.02 | Other | (12) | (37) | (13) | (16) |
| 3.06.06 | Income of Equity Equivalence | 0 | 0 | 0 | 0 |
| 3.07 | Operating Income | (4,670) | (3,008) | (4,067) | (3,812) |
| 3.08 | Non-Operating Income | (4) | (131) | 0 | (117) |
| 3.08.01 | Incomes | 0 | 0 | 0 | 0 |
| 3.08.02 | Expenses | (4) | (131) | 0 | (117) |

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## SUBSIDIARY/AFFILIATE

| COMPANY'S NAME |
|---|
| LIVRARIA E PAPELARIA SARAIVA S.A. |

## 18.01 – INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (Thousands reais)

| 1 – CODE | 2 – DESCRIPTION | 3 – 04/01/2002 TO 06/30/2002 | 4 – 01/01/2002 TO 06/30/2002 | 5 – 04/01/2001 TO 06/30/2001 | 6 – 01/01/2001 TO 06/30/2001 |
|---|---|---|---|---|---|
| 3.09 | Income Before Taxes/Participations | (4,674) | (3,139) | (4,067) | (3,929) |
| 3.10 | Provision for Income Tax and Social Contribution | 532 | 0 | 206 | 0 |
| 3.11 | Deferred Income Tax | 1,014 | 1,047 | 1,144 | 1,304 |
| 3.12 | Participations/Statutory Contributions | 104 | 0 | 9 | 0 |
| 3.012.01 | Participations | 104 | 0 | 9 | 0 |
| 3.012.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of Interest on Own Capital | 0 | 0 | 0 | 0 |
| 3.15 | Earnings/Loss for the period | (3,024) | (2,092) | (2,708) | (2,625) |
| | NUMBER OF SHARES LESS TREASURY STOCKS (thousands) | 57,540 | 57,540 | 57,540 | 57,540 |
| | EARNINGS PER SHARE | | | | |
| | LOSS PER SHARE | (0.05255) | (0.03636) | (0.04706) | (0.04562) |

01047-2 SARAIVA S.A. LIVREIROS EDITORES 60.500.139/0001-26

18.02 – COMMENT ON THE PERFORMANCE OF SUBSIDIARY/AFFIALITE

SUBSIDIARY/AFFILIATE: LIVRARIA E PAPELARIA SARAIVA S.A.

SEE COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER – 08/*ITR.*

## 01.01 - IDENTIFICATION

| 1. CVM CODE | 2. COMPANY'S NAME | 3. TAXPAYER ID # ("CNPJ") |
|---|---|---|
| 01047-2 | SARAIVA S.A. LIVREIROS EDITORES | 60.500.139/0001-26 |

## INDEX

**Market Notice**

We hereby report the occurrence of a fire restricted to the Central Administration building of Livraria e Papelaria Saraiva S/A (Bookstore), located at Av. Marquês de São Vicente, 1771, São Paulo, SP, on Sunday night (08.25.2002). No other units of either the Bookstore or Saraiva S.A. Livreiros Editores (Editor) were affected.

Fortunately, the event did not result in physical losses to any collaborator. The material damages are being assessed.

We would like to emphasize that the network of stores and the e-trade unit (www.saraiva.com.br) are operating within the normal standards.

The operations that took place in the affected building are being moved to the other company buildings.

João Luís Ramos Hopp
Director of Investor Relations
Saraiva S.A. Livreiros Editores

4

**SARAIVA S/A LIVREIROS EDITORES**
**Open Capital Company**
**National Directory of Legal Entities ("CNPJ/MF") No. 60.500.139/0001-26**

## MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 21, 2002

On August 21, 2002, at 4:30 p.m., at the Officers' Building located at Rua Dr. Edgar Theotônio Santana, 206, in this Capital, the Board of Directors of Saraiva S/A Livreiros Editores held a meeting to resolve on the acquisition of company's shares, such meeting being chaired by Mr. Jorge Eduardo Saraiva, who asked me, Ruy Mendes Gonçalves, to serve as the secretary.

Then, the chairman formulated the analysis which, considering the country's and world's economic conjuncture, and recent facts related to operations of all Stock Exchanges, as well as the present price of Saraiva's share, brilliantly conducted a proposal for the acquisition of shares of the company in the market to be kept in treasury.

After the discussion of various aspects involved, the Board of Directors, based on article 16, item VI of the Bylaws, and in accordance with the Normative Rulings of the Brazilian Securities and Exchange Commission ("CVM") #'s 10/80 and 268/97, unanimously authorized the company's Staff of Officers to proceed, under the conditions described below, to the acquisition of 500,000 (five hundred thousand) book, preferred shares of company's issue, to be kept in treasury:

a) the shares shall be acquired with the application of the funds available in cash;
b) the acquisition shall be made with the amount of the profits reserve existing in the balance sheet of 12/31/01, audited by KPMG Auditores Independentes;
c) this authorization shall be in force for at most three (3) months as of August 22, 2002;
d) the amount of preferred shares that can be acquired corresponds to 3.77% (three point seventy-seven percent) of the outstanding shares. Today, there are 13,250,471 (thirteen million, two hundred and fifty thousand, four hundred and seventy-one) outstanding preferred shares;
e) at its sole discretion, the Staff of Officers shall determine the opportunity and the amount of shares to be acquired in each operation;
f) the shares' acquisition operations shall be made at Stock Exchanges, at market price, and intermediated by the following broker: Itaú Corretora de Valores S.A., Rua Boa Vista, 185, 4º andar [floor], São Paulo/SP.

It was further registered the intention of the Board that, if it is not possible to acquire the shares in the amount and value intended within the term established, this shares' acquisition authorization shall be successively extended.

There being nothing further to be discussed, the meeting was adjourned, of which these minutes were drawn, which was read, found in accordance and is signed by all the presents. São Paulo, August 21, 2002.

JORGE EDUARDO SARAIVA
chairman

RUY MENDES GONÇALVES
secretary

ALBERTO RIBEIRO GUTH

**SARAIVA S.A. LIVREIROS EDITORES**

Open Company - National Directory of Legal Entities of the Ministry of Finance ("CNPJ/MF") Nº 60.500.139/0001-26

RELEVANT FACT

We do hereby inform our Shareholders that in a meeting held on 12/11/2002, the Board of Directors resolved as follows: 1) payment of interest on capital in the gross amount of R$ 8,615,858.72 (eight million, six hundred and fifteen thousand, eight hundred and fifty-eight Brazilian reais and seventy-two cents), representing R$ 0.37488122 per share, related to the end that will end on 12/31/2002, to be recorded in the mandatory dividend account, for shareholders registered with the company on 12/11/2002; 2) the next General Ordinary Meeting shall resolve on the payment term; 3) due to the incidence of the income tax at source, the shareholders shall receive their credits at the net amount, except those who are tax exempted, provided that they evidence such capacity to the company's management with proper and updated documents, to be submitted until 3/31/2003 to its head office, to the attention of the Legal Department; 4) as of December 12, 2002 the shares shall be negotiated without interest. São Paulo, December 11, 2002. JOÃO LUÍS RAMOS HOPP –Investors Relations Director.

**SARAIVA S/A LIVREIROS EDITORES**
**Open Company**
**National Directory of Legal Entities of the Ministry of Finance ("CNPJ/MF") 60.500.139/0001-26**

**MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 9, 2003.**

The Board of Directors of Saraiva S/A Livreiros Editores held a meeting on January 9, 2003, at 10:30 a.m., in the Management Building located at Rua Dr. Edgar Theotônio Santana, 206, in this Capital, in order to resolve on the acquisition of its own shares. Mr. Jorge Eduardo Saraiva, who requested me, Ruy Mendes Gonçalves, to act as the meeting secretary, chaired the meeting.

Next, taking into account the national and international economic conjuncture, and the present quotation of Saraiva's own share, the Chairman submitted a proposal to resume the acquisition process of the company's shares in the market to be kept in treasury.

Following the discussion of the several aspects involved, pursuant to article 16, item VI, of the Bylaws, and in accordance with the Normative Rulings of the Brazilian Securities Commission ("CVM") numbers 10/80 and 268/97, the Board of Directors unanimously resolved to authorize the company's Management to acquire no more than 500,000 (five hundred thousand) preferred shares without certificates issued by the company, to be kept in treasury, subject to the following conditions:

a) the shares acquired shall be paid with the cash available;
b) the acquisition shall be performed with the amount of the profits reserve as determined in the balance sheet of 12/31/01, audited by KPMG Auditores Independentes;
c) this authorization shall be in force for no more than three (3) months, as of January 10, 2003;
d) the amount of preferred shares to be acquired corresponds to three point eighty-four percent (3.84%) of the outstanding shares. Today, there are thirteen million, eight thousand and three hundred and seventy-one (13,008,371) outstanding preferred shares;
e) at its sole discretion, the Management shall determine the opportunity and amount of shares to be acquired in each transaction;
f) the acquisition transaction of its own shares shall be performed at the Stock Exchange, at market price, and intermediated by the broker: Itaú Corretora de Valores S.A., Rua Boa Vista, 185, 4º andar [floor], São Paulo/SP.

There being no further business to be resolved, the meeting was adjourned, the minutes of which were drawn up, read and accepted, and is signed by the attendees.

São Paulo, January 9, 2003.

JORGE EDUARDO SARAIVA
Chairman

RUY MENDES GONÇALVES
Secretary

HENRIQUETA DA FONSECA SARAIVA